INTERNAL

August 2025

Management’s Discussion and Analysis
and Condensed Quarterly Financial Statements:
30 June 2025
(Unaudited)

Distribution of this document is limited until it has been approved by the Board of Directors. Following such approval, this document will be reclassified as public and disclosed in accordance with ADB's Access to Information Policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. In its Strategy 2030 Midterm Review1, ADB approved an ambitious new road map to guide its evolution and scale up its support on key challenges facing Asia and the Pacific.

During the first six months of 2025, ADB delivered total commitments of $7.5 billion ($4.1 billion – 2024) and disbursements of $9.0 billion ($6.8 billion – 2024).2

Financial Results: Ordinary capital resources (OCR) reported net income of $677 million ($1,264 million – 2024) and allocable net income of $645 million ($813 million – 2024) for the six months ended 30 June 2025. The net income decreased mainly due to the unrealized losses from fair value changes of financial instruments. The allocable net income (non-GAAP measure) decreased due to higher provision for credit losses and administrative expenses, partially offset by higher income from loans and equity-funded liquidity investments.

As of 30 June 2025, loans outstanding balance was $158.4 billion, a $4.5 billion increase from $153.9 billion at 31 December 2024. Liquidity investments after swaps increased by $11.4 billion to $61.1 billion as of 30 June 2025 from $49.7 billion at the end of 2024. Borrowings after swaps increased by $11.9 billion to $168.2 billion at 30 June 2025 from $156.3 billion at the end of 2024. For the six months ended 30 June 2025, ADB issued $27.6 billion bonds ($24.7 billion – 2024).

Allocation of 2024 Net Income3: In May 2025, the Board of Governors approved the ADB’s 2024 financial statements and the allocation of 2024 OCR net income during the ADB’s 58th Annual Meeting. The 2024 allocable net income of $1,539 million was allocated as follows: OCR’s ordinary reserve ($1,016 million), the Asian Development Fund ($394 million), and the Technical Assistance Special Fund ($130 million).

ADF 14 Replenishment: The 13th replenishment of the Asian Development Fund (ADF 14) and the eighth regularized replenishment of the Technical Assistance Special Fund (TASF) became effective on 23 April 2025. As of 30 June 2025, ADB received instruments of contributions from 26 donors totaling $1,935 million, which represents 75.2% of the total ADF 14 and TASF 8 donor contribution commitment amounting to $2,574 million.4

[1]	ADB. 2024. Strategy 2030 Midterm Review: An Evolution Approach for the Asian Development Bank.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]	ADB. 2025. Board of Governor’s Resolution No. 434 – Allocation of Net Income.
[4]	US dollar equivalent based on the Board of Governor’s Resolution No. 427 exchange rates.

I. OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).1 ADB is owned by 69 members, 50 of which are regional members providing 63.7% of its capital and 19 nonregional members providing 36.3% of its capital.2

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products such as interest rate swaps and cross currency swaps (including local currency swaps) to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. During the first six months of 2025, ADB delivered total commitments of $7.5 billion ($4.1 billion – 2024) and disbursements of $9.0 billion ($6.8 billion – 2024).3

In February 2025, ADB approved a plan to scale up its operations by 50% over the next decade, leveraging its existing capital base to enhance its development impact across Asia and the Pacific.4 Under the Capital Utilization Plan, ADB will increase its annual financing commitments from $24 billion in 2024 to more than $36 billion by 2034.

[1]	ADB. 1966. Agreement Establishing the Asian Development Bank.
[2]	Following the provisions of Board of Governor Resolution No. 431, one nonregional member became a regional member effective 30 April 2025.
[3]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[4]	ADB. 2025. Capital Utilization Plan. https://www.adb.org/documents/capital-utilization-plan

II. ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB's debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.	Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.5 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments

[5]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

and from translation adjustments of nonfunctional currencies, and unrealized gains or losses on equity method investments.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 June 2025 is provided in the Appendix.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

B.	Overall Financial Results

OCR reported net income of $677 million ($1,264 million – 2024) and allocable net income of $645 million ($813 million – 2024) for the six months ended 30 June 2025. Table 1 presents the overall financial results for the six months ended 30 June 2025 and 2024.

Table 1: Overall Financial Results for the Six Months Ended 30 June
($ million)
Item	2025	2024	Change
Revenue from loans—operations[a]	3,578	4,092	(514)
Sovereign regular	2,997	3,487	(490)
Sovereign concessional	358	359	(1)
Nonsovereign	223	246	(23)
Revenue from investments for liquidity purpose	1,269	1,350	(81)
Interest	1,270	1,365	(95)
Realized losses on sale of investments	(1)	(15)	14
Revenue from equity investments—operations	61	51	10
Net realized gains[b]	0	7	(7)
Dividends and others	5	3	2
Realized gains on equity method investments[c]	24	50	(26)
Unrealized gains (losses) on equity method investments[c]	32	(9)	41
Revenue from guarantees—operations	14	13	1
Revenue from other debt securities—operations	26	22	4
Interest and others	24	22	2
Realized gains	2	–	2
Revenue from other sources	47	44	3
Borrowings and related expenses	(3,789)	(4,449)	660
(Provision) Release of provision for credit losses	(110)	40	(150)
Administrative expenses—OCR	(383)	(333)	(50)
Other expenses	(22)	(13)	(9)
Net unrealized (losses) gains	(14)	447	(461)
Fair value changes	(14)	452	(466)
Reclassification of unrealized gains on divested equity investments[b]	–	(3)	3
Translation adjustments of nonfunctional currencies	0	(2)	2
Net income	677	1,264	(587)
Appropriation of guarantee fees to special reserve	(14)	(13)	(1)
Net income after appropriation of guarantee fees to special reserve	663	1,251	(588)

Adjustments	(18)	(438)	420
Net unrealized losses (gains)	14	(447)	461
Unrealized (gains) losses on equity method investments[c]	(32)	9	(41)
Allocable net income (non-GAAP measure)	645	813	(168)
( ) = negative, – = nil, ADB = Asian Development Bank, OCR = ordinary capital resources. Note: 0 = amount less than $0.5 million.
[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.
[b]
Sale of equity investments in 2024 resulted in reclassification of the unrealized gains up to 31 December 2023 of $3 million to realized gains. The net realized gains up to the date of sale in 2025 totaled $0.5 million ($7 million – 2024).

[c]	Pertains to ADB's proportionate share of gains or losses from equity method investments.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

Net income. Net income for the six months ended 30 June 2025 decreased to $677 million, from $1,264 million reported in 2024, mainly due to the unrealized losses from fair value changes of financial instruments.

Allocable net income.6 OCR allocable net income for the six months ended 30 June 2025 decreased to $645 million, compared with $813 million in 2024, driven by higher provision for credit losses and administrative expenses, partially offset by higher income from loans and equity- funded liquidity investments.

The change in net income and allocable net income were driven by the following factors.

-
Revenue from loans decreased by $514 million compared to the same period in 2024 mainly because of the lower average interest rates (Figure 1) applied to regular OCR loans, partially offset by increase in average outstanding loans in 2025 (Figure 2),

-
Revenue from investments for liquidity purpose decreased by $81 million compared to the same period in 2024 mainly because of the $95 million decrease in interest revenue driven by the lower short-term interest rates on debt-funded liquidity investments compared to the same period in 2024,

-
Revenue from equity investments, excluding unrealized gains/losses on equity method investments, decreased by $31 million ($29 million – 2025; $60 million – 2024) mainly due to the lower realized gains on equity method investments,

-
Borrowings and related expenses decreased by $660 million compared to the same period in 2024 mainly because of lower level of short-term interest rates (Figure 1) . Consistent with the market movements, average cost of borrowings under management reporting basis for the six months ended 30 June 2025 decreased to 4.6% from 5.6% of the same period in 2024,

-
Provision for credit losses amounted to $110 million for the six months ended 30 June 2025. The provision in 2025 was mainly driven by the ongoing macroeconomic uncertainty and shifts in borrower risk characteristics,

-	Administrative expenses of OCR increased by $50 million primarily because of higher salaries and benefits expenses, and

[6]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

-
$14 million net unrealized losses for the six months ended 30 June 2025 ($447 million net unrealized gains – 2024) was largely due to the fair value losses on borrowing and derivatives driven mainly by the movement of medium- and long-term interest rates (Table 2).

Table 2: Details of Net Unrealized (Losses) Gains
for the Six Months Ended 30 June
($ million)
Item	2025	2024	Change
Fair value changes from:	(14)	452	(466)
Borrowings and related derivatives	(19)	378	(397)
Loans related derivatives	107	(2)	109
Investments related derivatives	(109)	65	(174)
Equity investments	7	11	(4)
Reclassification of unrealized gains on divested equity investment	–	(3)	3
Translation adjustments of nonfunctional currencies	0	(2)	2
Total	(14)	447	(461)
( ) = negative, – = nil. Note: 0 = amount less than $0.5 million.

Selected Financial Data. Selected financial data are presented in Table 3. For the six months ended 30 June 2025, return on earning assets and return on equity, under both reporting bases, decreased because of lower net income and allocable net income compared to the same period in 2024. Return on loans, return on investments for liquidity purposes, and cost of borrowings, under both reporting bases, decreased because of lower levels of short-term interest rates in 2025 compared to the same period in 2024.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

Table 3: Selected Financial Data
(%, unless otherwise stated)
Item	30 June 2025	30 June 2024	31 December 2024
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	7,301	3,982	22,920
Loans, EI, and ODS Disbursements	8,714	6,567	17,911
Loans and ODS Principal Repayments and Prepayments	6,986	6,048	12,956
Loans, EI, and ODS Outstanding	160,718	152,038	156,112
Statutory Reporting Basis
Net Income ($ million)	677	1,264	1,629
Return on Earning Assets[b]	0.6	1.0	0.8
Return on Equity[c]	2.3	3.7	2.9
Return on Loans[d]	4.5	5.0	4.9
Return on Investments for Liquidity Purpose[e]	4.1	5.0	4.8
Cost of Borrowings[f]	4.6	5.4	5.2

Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income[h] ($ million)	645	813	1,539
Return on Earning Assets[b]	0.6	0.8	0.7
Return on Equity[c]	2.3	2.9	2.8
Return on Loans[d]	4.5	5.3	5.2
Return on Investments for Liquidity Purpose[e]	4.3	4.9	4.8
Cost of Borrowings[f]	4.6	5.6	5.5
Capital Utilization Ratio[i]	73.0	71.6	71.5
EI = equity investments, ODS = other debt securities.
Note: All ratios are annualized and based on average monthly balances. Amounts and ratios are year-to-date figures except for outstanding balances and capital utilization ratio, which are as of period-end.
[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.
[b]
Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.
[d]
Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps. For the six months ended 30 June 2025, under statutory basis reporting, the return on regular and concessional OCR loans was 5.1% and 2.6%, respectively, while under management basis reporting, the return on regular and concessional OCR loans was 5.1% and 2.1%, respectively.

[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g]
Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
[i]	Capital utilization ratio is the ratio of the total economic capital used to usable equity.

1.	Loans

Loans—operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, helps mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

OCR offers lending products broadly in three modalities:

-
Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-
Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in developing member countries. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

Table 4 shows OCR’s loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 30 June 2025 and 31 December 2024
($ million)
	Sovereign
	Regular	Concessional	NSO	Total
30 June 2025
Project Loan	73,051	22,245	6,385	101,681
Policy-based Loan	38,837	11,894	–	50,731
Results-based Loan	6,240	1,119	–	7,359
Total Outstanding	118,129	35,258	6,385	159,772
Accounting adjustments[a]	(585)	(97)	(39)	(722)
	117,543	35,161	6,346	159,050
Allowance for credit losses on loans	(98)	(177)	(373)	(648)
Loans Outstanding	117,445	34,984	5,973	158,402

31 December 2024
Project Loan	72,968	21,441	5,754	100,163
Policy-based Loan	36,537	11,133	–	47,670
Results-based Loan	5,872	866	–	6,738
Total Outstanding	115,377	33,439	5,754	154,570
Accounting adjustments[a]	(25)	(107)	(34)	(166)
	115,352	33,332	5,720	154,404
Allowance for credit losses on loans	(91)	(163)	(286)	(540)
Loans Outstanding	115,261	33,169	5,434	153,864

( ) = negative, – = nil, NSO = nonsovereign operations, OCR = ordinary capital resources. Note: Numbers may not sum precisely because of rounding.
[a]	Includes fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to- maturity other debt securities. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks on off-balance sheet exposures and records a liability for credit losses on undisbursed loan and held-to-maturity other debt securities commitments and guarantees.

As of 30 June 2025, total allowance for credit losses and liability for credit losses on off-balance sheet exposures increased to $788 million ($675 million – 31 December 2024), primarily attributed to the ongoing macroeconomic uncertainty and shifts in borrower risk characteristics. Allowance

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5.

Table 5: Summary of Allowance for Credit Losses
and Liability for Credit Losses on Off-Balance Sheet Exposures
($ million)

Item	30 June 2025	31 December 2024
Allowance for credit losses on loans	648	540
Sovereign regular OCR loans	98	91
Sovereign concessional OCR loans[a]	177	163
Nonsovereign loans	373	286
Allowance for credit losses on other debt securities	30	14
Liability for credit losses on off-balance sheet exposures	110	121
Total[b]	788	675
OCR = ordinary capital resources.
[a]	Include allowance for heavily indebted poor countries debt relief ($33 million – 30 June 2025, $33 million – 31 December 2024).
[b]	Excludes Recovery Assets from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non- accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 30 June 2025, there was one sovereign concessional loan borrower with 11 loans in non-accrual status with outstanding amount of $511 million (one sovereign concessional loan borrower with 11 loans with outstanding amount of $486 million – 31 December 2024) and there were seven nonsovereign borrowers in non-accrual status with outstanding amount of $92 million (seven nonsovereign borrowers with outstanding amount of $98 million – 31 December 2024).

Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the six months ended 30 June 2025, the total OCR loan commitments was $5,763 million ($2,713 million – 2024). The $3,050 million or 112.4% increase in loan commitments was mainly due to the increase in sovereign regular OCR loan commitments and sovereign concessional OCR policy-based loan commitments, partially offset by the decrease in sovereign concessional OCR project loan commitments and nonsovereign project loan commitments. The total loan disbursements during the six months ended 30 June 2025 increased to $8,617 million from $6,460 million during the same period in 2024 due to the higher sovereign and nonsovereign loan disbursements in 2025.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

Table 6: OCR Loan Commitments
for the Six Months Ended 30 June
	2025		2024
	Number[a]	Amount ($ million)	Number[a]	Amount ($ million)	Change ($ million)
Sovereign Regular	18	4,702	10	1,512	3,190
Project	13	2,855	8	1,212	1,643
Policy-based	4	1,800	2	299	1,501
Results-based	1	48	–	–	48
Sovereign Concessional	4	875	11	779	96
Project	2	175	8	476	(301)
Policy-based	2	700	3	303	397
Results-based	–	–	–	–	–
Nonsovereign—Project	7	186	10	422	(236)
Total	29	5,763	31	2,713	3,050
( ) = negative, – = nil, OCR = ordinary capital resources.
Note: Amounts are based on exchange rates at loan signing date. Numbers may not sum precisely because of rounding.
[a]	Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments
for the Six Months Ended 30 June
($ million)
	2025		2024
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	5,397	5,095	4,598	4,300
Project	1,994	2,602	2,716	2,124
Policy-based	3,093	2,362	1,656	2,079
Results-based	310	131	226	96
Sovereign Concessional	1,767	984	1,385	988
Project	706	715	875	734
Policy-based	800	247	390	234
Results-based	261	22	120	19
Nonsovereign[b]	1,453	869	476	731
Total	8,617	6,948	6,460	6,019
OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
[a]
Includes prepayment of $208 million for three sovereign regular OCR loans and $16 million for 10 nonsovereign loans for the six months ended 30 June 2025 ($94 million for two sovereign regular OCR loans and $108 million for two nonsovereign loans – 2024). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursements and repayments under the private sector programs.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

Table 8: OCR Loans Outstanding by Product
as of 30 June 2025 and 31 December 2024
($ million)
	Sovereign
	Regular		Concessional		Nonsovereign
Product	2025	2024	2025	2024	2025	2024
Flexible loan product[a]	114,675	114,212	n/a	n/a	4,564	4,172
Local currency loans	3,307	1,013	n/a	n/a	1,821	1,582
Concessional loans	n/a	n/a	35,258	33,439	n/a	n/a
Pool-based single currency loans[b]	147	152	n/a	n/a	n/a	n/a
Total Outstanding	118,129	115,377	35,258	33,439	6,385	5,754
Accounting adjustments[c]	(585)	(25)	(97)	(107)	(39)	(34)
Allowance for credit losses	(98)	(91)	(177)	(163)	(373)	(286)
Loans Outstanding	117,445	115,261	34,984	33,169	5,973	5,434
( ) = negative, n/a = not applicable, OCR = ordinary capital resources, PSCL = Pool-based single currency loan
Note: Numbers may not sum precisely because of rounding.
[a]
Includes fixed rate loans amounting to $5,994 million for sovereign regular OCR loans and $459 million for nonsovereign loans as of 30 June 2025 ($7,474 million for sovereign regular OCR loans and $500 million for nonsovereign loans – 31 December 2024).

[b]	PSCLs are legacy loan products and are no longer offered.
[c]	Includes fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. The Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR. The cost-base rate7 used for FLP loans are the Secured Overnight Financing Rate (SOFR) compounded in arrears for US dollar-denominated loans and the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. FLP loans have a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply.

The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) conversions to any standard currency or changes to the loan currency of all or part of the disbursed or undisbursed loan amounts; (ii) conversions to any nonstandard currency in which ADB can effectively intermediate (other than for conversions to a local currency) or changes to the loan currency of all or a part of the disbursed or undisbursed loan amounts; (iii) an interest rate conversion from floating to fixed or vice-versa of all or part of the disbursed or undisbursed loan amounts at the time of disbursement; and (iv) an establishment of an interest rate cap or an interest rate collar on a floating rate. During the six months ended 30 June 2025, ADB executed 19 local currency and interest rate conversions totaling $1,863 million (nil – 2024). There were 18 loan conversions made effective totaling $2,347 million, comprising of 15 loan conversions executed in March 2025, and three loan conversions executed in October 2024.

Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined

[7]	The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

by its financing mode. Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 30 June 2025.

Table 9: Summary of Charges on Sovereign Regular OCR
Flexible Loan Product and Local Currency Loans as of 30 June 2025
(basis point)

Item	FLP	CSF	SPBL	LCL
A. Loan Term	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years	Loan term of 7 years, including a grace period of up to 3 years	Loan term of 5 to 8 years, including a grace period of up to 3 years	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years
B. Cost-Base Rate[a]
1. US dollar	6-month SOFR compounded in arrears
2. Yen	6-month TONA compounded in arrears
3. Euro	6-month EURIBOR
4. New Zealand dollar	6-month Bank Bill Rate
5. Yuan				3-month SHIBOR
6. Tenge				ADB Funding Rate
C. Lending Spread[b]	50	75	200	50
D. Maturity Premium[c] for loans
with average maturity of
1. < 9 years	0
2. 9 years up to 13 years	0–40
3. >13 years up to 16 years	0–50
4. >16 years up to 19 years	0–75
E. Surcharge or (Rebate)[d]
1. US dollar	37	43
2. Yen	(24)
3. Euro	12
4. New Zealand dollar	52
5. Yuan				(35)
F. Commitment Charges[e]	15	15	75	15
( ) = negative, CSF = Countercyclical Support Facility, EURIBOR = Euro Interbank Offered rate, FLP = Flexible Loan Product, LCL = local currency loan, OCR = ordinary capital resources, SHIBOR = Shanghai Interbank Offered rate, SOFR = Secured Overnight Financing Rate, SPBL = special policy-based loan, TONA = Tokyo Overnight Average Rate, US = United States.
[a]
The LCL cost-base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost-base rate comprises ADB’s cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost-base rate is based on the local floating-rate benchmark.

[b]	The current FLP and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to FLP terms.
[c]
For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[d]
To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding 6 months. The information presented is applicable for 1 January to 30 June 2025.

[e]
The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut- off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

Table 10: Sovereign Concessional OCR Loan Terms
as of 30 June 2025
Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countriesb, [c]	SIDS	Emergency Assistance
A. Maturity (years)	24 – 32	25	40	40
B. Grace period (years)	8	5	10	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%[d]	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]	4.0%[d]
OCR = ordinary capital resources, SIDS = small island developing states
[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.
[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.
[c]	Applicable for projects with loan negotiations completed on or after 1 January 2013.
[d]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB's confirmation of the availability of such currency. As of 30 June 2025, over 97% (97% – 31 December 2024) of the sovereign concessional OCR loans were in SDR (52%) and US dollars (45%).

Nonsovereign loans. The FLP is the primary loan product for nonsovereign operations. Similar with the sovereign regular OCR loans, the cost-base rate used for FLP loans are SOFR compounded in arrears as primary option together with the optional Term SOFR for US dollar- denominated loans, and the TONA compounded in arrears is the cost-base rate for yen- denominated loans. As of 30 June 2025, all nonsovereign loans have successfully transitioned to the FLP, with the exception of a few loans where ADB applies its cost of funds until contract amendments are finalized.

ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs are priced based on relevant local currency funding benchmarks or ADB’s funding costs and a credit spread.

2.	Guarantees

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP). The TSCFP has two main streams of activity: (i) it provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium-sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) it delivers knowledge products, services, and

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible. The MFP provides risk participation on revolving basis for loans made by commercial financial institutions to microfinance institutions in ADB's DMCs. Table 11 shows the commitments under the private sector programs.

Table 11: OCR Commitments under Private Sector Programs
for the Six Months Ended 30 June
($ million)

	2025	2024	Change
Short-term	727	860	(133)
Long-term	274	236	38
Total[a]	1,001	1,096	(95)
MFP = Microfinance Program, OCR = ordinary capital resources, TSCFP = Trade and Supply Chain Finance Program
Note: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more.

[a]	Includes $745 million guarantees ($786 million – 2024) and $164 million loans ($143 million – 2024) under TSCFP, and $92 million ($167 million – 2024) guarantees under MFP.

Policy-Based Guarantee. ADB’s policy-based guarantee (PBG) is anchored with policy conditions and provides guarantee over government borrowing from private financiers. The PBG helps the government access to commercial borrowing and improves the terms of such borrowing. In June 2025, ADB signed its first ever PBG amounting up to $500 million.

Exposure Exchange Agreement. The exposure exchange agreement (EEA) provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). As of 30 June 2025, ADB’s total amount of guarantee provided and received under its EEA with peer multilateral development banks amounted to $6.0 billion ($6.0 billion – 31 December 2024).

3.	Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements  and  securities  transferred  under  repurchase  agreements  amounted  to $61,069 million as of 30 June 2025 ($49,725 million – 31 December 2024). ADB’s liquidity investment portfolio primarily consists of high-quality liquid fixed income investments. For the six months ended 30 June 2025, the overall rate of return under the management reporting basis decreased to 4.3% from 4.9% during the same period in 2024.

4.	Borrowings

OCR borrowings after swaps as of 30 June 2025 amounted to $168,218 million ($156,348 million – 31 December 2024). The average cost of borrowings after swaps for the six months ended 30 June 2025 was 4.6% under the management reporting basis (5.6% – 2024). For the six months ended 30 June 2025, ADB issued $27,614 million bonds ($24,721 million – 2024) and $2,780 million in short-term funds under its Euro-Commercial Paper Programme ($4,073 million – 2024).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

C.	Equity and Headrooms

As of 30 June 2025, ADB’s total authorized capital of 10,639,233 shares valued at $146,117 million was fully subscribed, which consisted of $7,322 million paid-in and $138,795 million callable capital. The details of ADB’s equity as of 30 June 2025 and 31 December 2024 are shown in Table 12.

Table 12: Details of Equity
as of 30 June 2025 and 31 December 2024
($ million, SDR million)
	30 June 2025	31 December 2024
Authorized (SDR106,392)
Subscribed (SDR106,392)	$146,117	$138,749
Less: Callable capital subscribed	138,795	131,796
Paid-in capital subscribed	7,322	6,953
Less: Other adjustments[a]	20	25
	7,302	6,928
Add: (1) ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	19,536	18,759
Total Equity	$57,586	$56,435
ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.
[a]	Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).
[b]	The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one- time income.
[c]
Includes ordinary reserve, special reserve, surplus, cumulative revaluation adjustments, net income after appropriation less net notional amounts required to maintain value of currency holdings, and accumulated other comprehensive income (loss). (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories.

New Regional Member. Following the provisions of Board of Governor Resolution No. 431, Türkiye became a regional member effective 30 April 2025. Türkiye joined ADB as a nonregional member in 1991. With its new status, Türkiye becomes eligible for ADB’s ordinary capital resources lending and full participation in ADB’s operations.

Allocation of OCR net income.8 In accordance with Article 40 of the Charter, the BOG annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2025 and 2024, the BOG approved the allocation of OCR’s net income for 2024 and 2023, respectively, as shown in Table 13.

[8]	ADB. 2025. Board of Governors’ Resolution No. 434 – Allocation of Net Income.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

Table 13: Allocation of OCR Net Income
($ million)
	For the years ended
	2024	2023
Net Income	1,629	938
Adjustment to cumulative revaluation adjustments	(63)	513
Appropriation of guarantee fees to special reserve	(27)	(28)
Allocable net income (non-GAAP measure)	1,539	1,423

Allocation to ordinary reserve	1,016	1,005
Allocation to special funds
Asian Development Fund	394	293
Technical Assistance Special Fund	130	110
Asia Pacific Disaster Response Fund	–	15
Total Allocated Net Income	1,539	1,423

( ) = negative, – = nil, OCR = ordinary capital resources. Note: Numbers may not sum precisely because of rounding.

Headrooms. ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments, disbursed other debt securities, related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. The Charter allows the use of OCR for equity investments up to 10% of ADB’s unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves.

In February 2025, ADB’s Board of Directors approved the report on the removal of the Charter lending limitation (CLL) together with a resolution for submission to the BOG requesting the BOG to cast their votes on the proposed resolution to remove the CLL within the specified voting period, which is expected to conclude in October 2025 (subject to extension by the Board of Directors as appropriate). Upon the adoption of the resolution by a supermajority of ADB’s BOG, the removal of the CLL will enter into force and take effect 3 months after the date that ADB officially communicates the adoption of said resolution to its members. In conjunction with the CLL removal, the Board of Directors also approved in February 2025 the introduction of a new non- risk-based Basel-type capital-to-exposure ratio into ADB’s CAF, which will replace the CLL and become effective as of the effective date of the amendment of the Charter.

As of 30 June 2025, ADB’s lending headroom was $34,735 million, representing 82% utilization of the lending authority ($32,107 million representing 83% utilization – 31 December 2024). Equity investment headroom was $3,430 million, representing 35% utilization of the ceiling ($3,362 million representing 35% utilization – 31 December 2024).

D.	Capital Adequacy

ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

Under the CAF, ADB holds capital to protect against eight risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury credit risk, operational risk, pension risk, currency risk, and countercyclical lending buffer. ADB uses a capital utilization ratio (CUR)

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator).

As of 30 June 2025, ADB was adequately capitalized and reported CUR of 73.0% (71.5% – 31 December 2024).

III. SPECIAL FUNDS

ADB is authorized by the Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.	Asian Development Fund

The ADF is ADB’s largest Special Fund and main source of grant resources for supporting ADB’s poorest and most vulnerable DMCs. Established in 1974, the ADF initially provided loans on concessional terms to ADB’s lower income DMCs. ADF grants were introduced in 2005 to reduce debt burdens in ADB’s poorest DMCs. Beginning in 2017 and following the merger of ADF lending with OCR, ADF is now focused exclusively on grants, while concessional lending is provided through the concessional OCR window. ADF resources mainly come from contributions of ADB’s member countries, mobilized through periodic replenishments and net income transfers from OCR. ADF resources have been replenished 13 times, the latest being ADF 14 for the period 2025-2028, and received contributions from 39 regional and nonregional members since establishment.

ADF 14 (Thirteenth Replenishment). In September 2024, the Board of Governors adopted the resolution for the 13th replenishment of the ADF (ADF 14) and the eighth regularized replenishment of the TASF to provide grant and TA financing to eligible recipients from 2025 to 2028. ADF 14 became effective on 23 April 2025. As of 30 June 2025, the total replenishment size was $5,005 million, consisting of $4,445 million for ADF 14 and $560 million for TASF 8. The replenishment will be financed from four sources: (i) $2,574 million from new donor contributions; (ii) $1,574 million from OCR net income transfers subject to annual approvals by ADB’s Board of Governors as part of the annual net income allocation; (iii) $351 million income from liquidity investments; and (iv) $506 million from other sources generated from savings and cancellations from previous ADF cycles, as well as partial releases of ADF 13 funds allocated to the expanded disaster and pandemic response facility and debt distress reserve. Of the new donor contributions, ADB received instruments of contribution from 26 donors totaling $1,935 million.9

Contributed resources. The balance of the commitment authority available for commitment as of 30 June 2025 was $1,574 million ($921 million – 31 December 2024) equivalent.10

In May 2025, the Board of Governors approved the transfer of $394 million to the ADF as part of OCR’s 2024 net income allocation ($293 million – 2024) (footnote 8).

Operations. During the six months ended 30 June 2025, three grants totaling $100 million were committed (nine grants totaling $45 million – 2024) while 25 grants totaling $486 million (18 grants totaling $240 million – 2024) became effective. Grant expenses amounted to $486 million

[9]	US dollar equivalent based on the Board of Governor’s Resolution No. 427 exchange rates.
[10]	Includes $506 million funds from previous ADF cycles earmarked for ADF 14.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

($161 million – 2024), net of $0.4 million ($79 million – 2024) undisbursed grants that were reversed as reduction in grant expenses.

Investments for liquidity purpose. The ADF investment portfolio totaled $5,034 million as of 30 June 2025 compared with $4,661 million at the end of 2024.11 As of 30 June 2025, about 14% of the portfolio was invested in time deposits (6% – 31 December 2024) and 86% in fixed-income securities (94% – 31 December 2024). For the six months ended 30 June 2025, the rate of return on ADF investments, excluding unrealized gains and losses, was 3.0% (2.9% – 2024).

B.	Technical Assistance Special Fund

The TASF is an important source of financing for ADB’s TA activities. The TASF supports project preparation, policy advice, capacity development, and research and development in ADB developing member countries. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources. The TASF provides a stable and predictable funding source and acts as a catalyst for mobilizing funding from other TA sources.

TASF Eighth Regularized Replenishment. In September 2024, as part of the ADF 14 replenishment, the donors agreed to allocate $560 million of the total replenishment size as the eighth regularized replenishment of the TASF. The replenishment, which became effective on 23 April 2025, covers TA financing for 2025 to 2028. TA will play an increasingly important role during the ADF 14 period as ADB expands its lending volumes under the Capital Utilization Plan.

Contributed resources. As of 30 June 2025, a total of $80 million in donor contributions have been received out of the $560 million allocated to TASF under ADF 14.

As of 30 June 2025, cumulative TASF resources totaled $4,786 million, of which $4,151 million had been used, leaving an uncommitted balance of $635 million ($94 million –31 December 2024).

In May 2025, the Board of Governors approved the transfer of $130 million to the TASF as part of OCR’s 2024 net income allocation ($110 million – 2024) (footnote 8).

Operations. For the six months ended 30 June 2025, net TA expenses amounted to $30 million ($22 million – 2024), comprising $38 million for 26 TA projects and 31 supplementary TA ($33 million for 24 TA projects and 35 supplementary TA – 2024) made effective during the period, net of $8 million ($11 million – 2024) undisbursed amounts that were reversed as reduction in TA expenses. The undisbursed TA, net of TA advances of $3 million, amounted to $707 million as of 30 June 2025 ($778 million – 31 December 2024).

Investments for liquidity purpose. As of 30 June 2025, the total investment portfolio amounted to $757 million ($820 million – 31 December 2024). About 32% of the portfolio was invested in time deposits and 68% in fixed-income securities (39% in time deposits and 61% in fixed-income securities – 31 December 2024). For the six months ended 30 June 2025, the rate of return on TASF investments was 4.6% (3.9% – 2024).

[11]	Includes securities purchased under resale arrangements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

C.	Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY 2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

In 2009, due to the global conditions and to align the assistance provided by the Government of Japan through other multilateral development banks, JSF’s role and function was transferred to the Japan Fund for Poverty Reduction to cover support for ADB’s TA operations. In January 2022, JSF operations were resumed to maximize its benefits in supporting the needs of ADB’s DMC through TA operations.

JSF IF-CAP Window. In October 2024, the Board of Directors approved the establishment of the JSF Innovative Finance Facility for Climate in Asia and the Pacific Financing Partnership Facility (IF-CAP) Window (JSF IF-CAP Window) as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to IF-CAP.12 The contribution will be in the form of noninterest bearing, nonnegotiable government notes cashable by ADB at any time to meet the demands for non-payments under the IF-CAP Guarantee Mechanism. Any excess encashments, reflows, and other funds that may be contributed from the Government of Japan for the same purposes may be included as part of the arrangements of the JSF IF-CAP Window. The Government of Japan has also elected for any premium payable to them by the ADB to be deposited into the JSF IF-CAP Window for future obligations under the IF-CAP Guarantee Mechanism. For the six months ended 30 June 2025, a total of $3 thousand was recognized as revenue from guarantees in the JSF IF-CAP Window.

The JSF IF-CAP Window will be administered by ADB under the governance structure of the JSF.

Contributed resources. As of 30 June 2025, the cumulative fund resources of JSF totaled $1,013 million, of which $904 million had been used, leaving an uncommitted balance of $109 million ($111 million – 31 December 2024). The net assets with donor restrictions associated with the JSF IF-CAP Window totaled $3 thousand (nil – 31 December 2024).

Operations. For the six months ended 30 June 2025, two TA projects and one supplementary TA totaling $5 million became effective (one TA project and two supplementary TA totaling $3.75 million – 2024). The balance of undisbursed TA, net of TA advances, amounted to $18 million as of 30 June 2025 ($14 million – 31 December 2024).

Investments for liquidity purpose. As of 30 June 2025, the total investment portfolio, which was in time deposits, amounted to $125 million ($123 million – 31 December 2024).

D.	Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

For the six months ended 30 June 2025, committed contributions to ADBI totaled $5 million ($5 million – 2024), while expenses amounted to $6 million ($7 million – 2024). As of 30 June 2025, the balance of uncommitted balance without donor restriction (excluding property, furniture, and

[12]
In the event of a nonaccrual in the reference portfolio under the IF-CAP Guarantee Mechanism, the Government of Japan’s payment of its share of risk participation will be channeled through the JSF IF-CAP Window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

equipment and lease liability) available for future projects and programs was about $21 million ($20 million – 31 December 2024).

Investments for liquidity purpose. As of 30 June 2025, the total investment portfolio, which was in time deposits, amounted to $11 million ($12 million – 31 December 2024).

E.	Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 30 June 2025, cumulative RCIF resources totaled $107 million, of which $105 million had been used, leaving an uncommitted balance of $2 million ($2 million – 31 December 2024).

Operations. During the six months ended 30 June 2025, no TA project became effective (two TA projects amounting to $0.45 million – 2024). Undisbursed TA reversed as reduction in TA expense totaled $0.2 million ($0.6 million – 2024). The balance of undisbursed TA, net of TA advances, as of 30 June 2025 amounted to $11 million ($14 million – 31 December 2024).

Investments for liquidity purpose. As of 30 June 2025, the total investment portfolio, which was in time deposits, amounted to $12 million ($14 million – 31 December 2024).

F.	Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through technical assistance, grant components of investment projects, and direct charges.

Contributed resources. As of 30 June 2025, cumulative CCF resources totaled $105 million, of which $93 million had been used, leaving an uncommitted balance of $12 million ($12 million – 31 December 2024).

Operations. During the six months ended 30 June 2025 and 2024, no grant was committed while one grant amounting to $0.9 million became effective (three grants and one TA project totaling $2.4 million – 2024) and $0.04 million undisbursed amounts were reversed as a reduction in TA expense (nil – 2024). The balance of undisbursed grants and TA, net of advances as of 30 June 2025 amounted to $12 million ($13 million – 31 December 2024).

Investments for liquidity purpose. As of 30 June 2025, the total investment portfolio, which was in time deposits, amounted to $23 million ($25 million – 31 December 2024).

G.	Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. In September 2021, a second window under the APDRF was established to finance experts to provide speedy post-disaster technical support for the preparation of post-disaster needs assessments, recovery plans, and post-disaster projects, including emergency assistance loan. The second window will not finance any technical

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

support needs arising during post-disaster project implementation and will not be available should the fund’s balance fall below $6 million.

Contributed resources. As of 30 June 2025, cumulative fund resources totaled $175 million, of which $147 million had been used, leaving an uncommitted balance of $27 million ($34 million – 31 December 2024). The net assets without donor restrictions as of 30 June 2025 amounted to $27 million ($34 million – 31 December 2024).

In May 2020, the Government of Japan contributed $75 million―valid for 2 years―to APDRF which was earmarked for ADB’s response to the coronavirus disease (COVID-19) pandemic. In July 2023, the Government of Japan requested ADB to transfer the unused balance of its contributions to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR), resulting in an initial transfer of $27 million in August 2024, and a final transfer of $0.27 million in June 2025 to JFPR.

In May 2024, the Board of Governors approved the transfer of $15 million to the APDRF as part of OCR’s 2023 net income allocation. There was no allocation made for APDRF from OCR’s 2024 net income.

Operations. For the six months ended 30 June 2025, three grants amounting to $5.5 million were committed (one grant amounting to $2.8 million – 2024), four grants amounting to $7.5 million became effective (one grant amounting to $2.8 million – 2024), and no undisbursed amounts were reversed as a reduction in grant expenses ($0.2 million – 2024).

Investments for liquidity purpose. As of 30 June 2025, the total investment portfolio, which was in time deposits amounted to $26 million ($32 million – 31 December 2024).

H.	Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide on 22 November 2022, the FSDPSF will support the six areas of operational focus: (i) enhancing support to emerging areas such as sustainable development goal aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to micro, small and medium enterprises and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.

Contributed resources. As of 30 June 2025, cumulative fund resources totaled $34 million, of which $30 million had been used, leaving an uncommitted balance of $4 million ($1 million – 31 December 2024).

In May 2025, the Government of Luxembourg committed a contribution of €2.5 million (equivalent to $2.8 million at the time of commitment), which was transferred to the FSDPSF in July 2025.

Operations. During the six months ended 30 June 2025, one TA project and two supplementary TA totaling $0.8 million became effective (two TA projects and four supplementary TA totaling $1.9 million – 2024), and $0.7 million undisbursed amount were reversed as reduction in TA expense ($34 thousand – 2024). The balance of undisbursed TA, net of TA advances as of 30 June 2025 amounted to $9 million ($10 million – 31 December 2024).

Investments for liquidity purpose. As of 30 June 2025, the total investment portfolio, which was in time deposits, amounted to $9 million ($10 million – 31 December 2024).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

22	Appendix

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING (Non-GAAP measure) BALANCE SHEETS
As of 30 June 2025 and 31 December 2024
($ million)
	2025			2024
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	447	–	447	2,235
Investments for liquidity purpose	59,277	–	59,277	46,695
Securities transferred under repurchase agreements	1,137	–	1,137	–
Securities purchased under resale arrangements	38	–	38	260
Loans outstanding — operations	158,402	–	158,402	153,864
Equity investments — operations	1,722	(339)	1,383	1,329
Other debt securities — operations	594	–	594	621
Derivative Assets
Borrowings	74,480	(398)	74,082	62,476
Investments for liquidity purpose	29,047	(348)	28,699	25,669
Loans — operations	17,895	(275)	17,620	18,149
Accrued interest receivable	1,680	–	1,680	1,697
Other assets	1,797	6	1,803	2,010
TOTAL	346,516	(1,354)	345,162	315,005
Borrowings and accrued interest	163,605	3,251	166,856	151,959
Derivative Liabilities
Borrowings	77,950	(3,591)	74,359	66,906
Investments for liquidity purpose	28,430	(304)	28,126	23,058
Loans — operations	16,316	314	16,630	15,675
Payable under securities repurchase agreements	1,143	–	1,143	–
Payable for swap related and other collateral	437	–	437	857
Accounts payable and other liabilities	1,049	–	1,049	977
Total Liabilities	288,930	(330)	288,600	259,432
Paid-in capital	7,302	6	7,308	6,940
Net notional maintenance of value receivable	(1,640)	–	(1,640)	(1,481)
Ordinary reserve	48,556	2	48,558	47,542
Special reserve	573	–	573	558
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	525	(525)	–	–
Unallocated net income[b]	663	(18)	645	1,539
Accumulated other comprehensive loss	542	(489)	53	(590)
Total Equity	57,586	(1,024)	56,562	55,573
TOTAL	346,516	(1,354)	345,162	315,005
( ) = negative, – = nil.
a
Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b]	After appropriation of guarantee fees to the Special Reserve.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 30 JUNE 2025

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2025 and 31 December 2024
Expressed in Millions of US Dollars
A S S E T S
	30 June (Unaudited)		31 December (Audited)

DUE FROM BANKS		$447		$2,235

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and O)		59,277		46,695

SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes C, D, and O)		1,137		-

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D, and O)		38		260

LOANS OUTSTANDING — OPERATIONS (Notes E and O) (Including net unamortized loan origination costs of $256 – 30 June 2025 and $245 – 31 December 2024)
Sovereign
Regular	$117,543		$115,352
Concessional	35,161		33,332
	152,704		148,684
Nonsovereign	6,346		5,720
	159,050		154,404
Less—allowance for credit losses	648	158,402	540	153,864

EQUITY INVESTMENTS — OPERATIONS (Notes G and O)		1,722		1,627

OTHER DEBT SECURITIES — OPERATIONS (Notes H and O) (Net of allowance for credit losses of $30 – 30 June 2025 and $14 – 31 December 2024)		594		621

ACCRUED INTEREST RECEIVABLE		1,680		1,697

DERIVATIVE ASSETS (Notes I and O)
Borrowings	74,480		61,872
Investments for liquidity purpose	29,047		26,062
Loans — operations	17,895	121,422	17,671	105,605

OTHER ASSETS
Property, furniture, and equipment (Note J)	326		309
Swap related and other collateral (Notes I and O)	437		857
Net postretirement medical benefit plan asset	259		253
Miscellaneous (Notes C, F, K, and O)	775	1,797	579	1,998

TOTAL		$346,516		$314,602
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-1

LIABILITIES AND EQUITY
	30 June (Unaudited)			31 December (Audited)
BORROWINGS (Notes L and O)			$163,605			$146,517

DERIVATIVE LIABILITIES (Notes I and O)
Borrowings		$77,950			$71,703
Investments for liquidity purpose		28,430			23,292
Loans — operations		16,316	122,696		14,821	109,816

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes C, D, and O)			1,143			–

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes I and O)		437			857
Accrued pension benefit costs		148			165
Liability for credit losses on off-balance sheet exposures (Notes E, F, and H)		110			121
Miscellaneous (Notes C, F, J, K, and O)		791	1,486		691	1,834

Total Liabilities			288,930			258,167

EQUITY (OCR-4)
Capital Stock (Note M)
Authorized and subscribed (SDR106,392 million)		146,117			138,749
Less—“callable” shares subscribed (SDR101,061 million)		138,795			131,796
“Paid-in” shares subscribed (SDR5,331 million)		7,322			6,953
Less—discount		14			13
		7,308			6,940

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)		(6)	7,302		(12)	6,928

Net notional amounts required to maintain value of currency holdings		(1,640)			(1,481)
Ordinary reserve (Note M)
From ADF assets transfer	$30,748			$30,748
From retained earnings	17,808	48,556		16,792	47,540
Special reserve		573			558
Surplus		1,065			1,065
Cumulative revaluation adjustments account		525			462
Net income after appropriation to special reserve
For the calendar year 2024		–			1,602
For the six months ended 30 June 2025 (OCR-2)		663			–
Accumulated other comprehensive income (loss) (Note M)		542	50,284		(239)	49,507

Total Equity			57,586			56,435

TOTAL			$346,516			$314,602

OCR-2
ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Millions of US Dollars
	2025	2024
REVENUE (Note N)
Loans — operations (Notes E and I)	$3,578	$4,092
Investments for liquidity purpose (Notes C and I)	1,270	1,365
Equity investments — operations	61	44
Guarantees — operations	14	13
Other debt securities — operations	24	22
Other sources—net	47	44

Total	4,994	5,580

EXPENSES (Note N)
Borrowings and related expenses (Note I)	(3,789)	(4,449)
Administrative expenses (Note M)	(383)	(333)
(Provision) Release of provision for credit losses—net (Notes E, F, and H)	(110)	40
Other expenses	(22)	(13)

Total	(4,304)	(4,755)

NET REALIZED GAINS (LOSSES)
Investments for liquidity purpose (Notes C, I, M, and N)	(1)	(15)
Equity investments — operations (Note N)	0	7
Other debt securities — operations (Note N)	2	–

Total	1	(8)

NET UNREALIZED (LOSSES) GAINS (Notes G, I, L, and N)	(14)	447

NET INCOME	$677	$1,264
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Millions of US Dollars
	2025		2024

NET INCOME (OCR-2)		$677		$1,264

Other comprehensive income (loss) (Note M)
Unrealized holding gains (losses)	$480		$(485)
Currency translation adjustments	313		(125)
Pension/postretirement liability adjustments	(12)	781	(12)	(622)

COMPREHENSIVE INCOME		$1,458		$642
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

		OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Millions of US Dollars
	2025	2024
Balance, beginning of period	$56,435	$55,294
Comprehensive income for the period (OCR-3)	1,458	642
Encashment of demand obligations	7	6
Change in US dollar value on
Paid-in capital	369	(140)
Net notional maintenance of value receivable	(159)	29
Allocation of prior year income to Special Funds (Note M)	(524)	(418)

Balance, end of period	$57,586	$55,413
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Millions of US Dollars
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	$3,588	$3,970
Interest received on investments for liquidity purpose	1,011	1,079
Interest received for securities purchased under resale/repurchase arrangement	6	13
Interest and other charges received on other debt securities — operations	24	21
Dividends and other cash distributions received on equity investments — operations	61	52
Interest and other financial expenses paid	(3,806)	(4,237)
Administrative expenses paid	(412)	(381)
Others—net	46	62

Net Cash Provided by Operating Activities	518	579

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	1,908	1,742
Maturities of investments for liquidity purpose	143,855	173,945
Purchases of investments for liquidity purpose	(157,143)	(185,507)
Receipts from securities purchased under resale arrangements	39,323	61,386
Payments for securities purchased under resale arrangements	(39,101)	(61,113)
Principal collected on loans — operations	6,948	6,019
Loans — operations disbursed	(8,544)	(6,345)
Derivatives—net	1,077	947
Change in other collateral	(1)	(1)
Property, furniture, and equipment acquired	(32)	(30)
Sales of equity investments — operations	1	65
Purchases of equity investments — operations	(84)	(48)
Maturities of other debt securities — operations	40	30
Purchases of other debt securities — operations	(13)	(60)

Net Cash Used in Investing Activities	(11,766)	(8,970)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	31,610	130,639
Borrowings redeemed	(20,756)	(121,768)
Issuance expenses paid	(20)	(17)
Demand obligations of members encashed	7	6
Derivatives—net	(380)	(276)
Change in swap related collateral	(419)	460
Resources transferred to Special Funds	(524)	(170)

Net Cash Provided by Financing Activities	9,518	8,874

Effect of Exchange Rate Changes on Cash	(478)	(122)

Net (Decrease) Increase in Cash	(2,208)	361

Cash at Beginning of Period
Due from Banks	2,235	998
Swap Related and Other Collateral	857	393
Total	3,092	1,391

Cash at End of Period
Due from Banks	447	902
Swap Related and Other Collateral	437	850
Total	$884	$1,752

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-6

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of ordinary capital resources (OCR) comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which Asian Development Bank (ADB) operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity debt securities). In addition, a liability is recorded for off- balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non- accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, held-to-maturity debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, held-to-maturity debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision for credit losses.

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to

OCR-6

continued

hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange (FX) swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2022-03, “Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The amendment clarifies what contractual sale restrictions of an equity security are inconsistent with the unit of account of the equity security, and, therefore, should not be considered in measuring the fair value. It also clarifies that an entity cannot, as a separate unit of account, recognize and measure certain contractual sale restrictions. The amendments also require certain disclosures for equity securities subject to contractual sales restrictions. The update is effective for ADB on 1 January 2024. The adoption of this ASU did not have a material impact on OCR’s financial statements.

In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848) —Deferral of the Sunset Date of Topic 848,” with immediate effectivity to extend the optional relief provided in Topic 848 for

OCR-6

continued

eligible contracts and transactions affected by reference rate reform from 31 December 2022 to 31 December 2024. ADB has adopted the provisions of Topic 848, and as provided by the Update, will continue monitoring and assessing contract modifications for the use of the optional expedients and exceptions provided as we continue to amend the remaining nonsovereign LBLs and LIBOR-based swaps. ADB does not expect the adoption of this Update to have a significant impact on the financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This Update incorporates certain disclosures requirements referred to by the SEC in its final rule in August 2018 that overlap or are incremental to those in GAAP and introduces technical corrections and clarifications. The SEC intends to eliminate the related disclosure requirements from its existing regulations when the amendments in GAAP are issued to avoid duplication. The effective date of each amendment will be the date on which the SEC’s removal of that related disclosure from its regulations becomes effective, with early adoption prohibited. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This Update expands reportable segment disclosure requirements by primarily requiring public entities to disclose significant expenses for reportable segments in both interim and annual reporting periods. In addition, it now requires public entities with a single reportable segment to provide all segment disclosures under Topic 820. The amendments in this Update are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024. Early adoption is permitted. ADB is evaluating the disclosure requirements in the ASU and does not expect the adoption of this Update to have a material impact on the financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted. ADB is evaluating the disclosure requirements in the ASU and does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and time deposits held by ADB are considered to be AFS and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 30 June 2025 were securities transferred under securities lending

OCR-6

continued

arrangements of government or government-related obligations and corporate obligations totaling $131 million ($153 million – 31 December 2024).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 30 June 2025, there were $254 million unsettled sales and uncollected maturities ($37 million – 31 December 2024) included under OTHER ASSETS – Miscellaneous and $191 million unsettled purchases ($86 million – 31 December 2024) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous.

The FV and amortized cost of the investments by contractual maturity as of 30 June 2025 and 31 December 2024 are as follows:

($ million)
	30 June 2025		31 December 2024
		Amortized		Amortized
	Fair Value	Cost	Fair Value	Cost
Due in one year or less	$27,222	$27,267	$14,824	$14,857
Due after one year through five years	26,325	26,519	27,734	28,270
Due after five years through ten years	2,768	2,780	2,459	2,599
Due after ten years through fifteen years	2,188	2,202	949	987
Due after fifteen years	774	858	729	830
Total	$59,277	$59,626	$46,695	$47,543

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)
	Amortized	Gross Unrealized
30 June 2025	Cost	Gains	Losses	Fair Value
Government or government-related obligations	$41,250	$146	$(445)	$40,951
Other securities
Corporate obligations	9,266	81	(45)	9,302
Asset/Mortgage-backed securities	1,842	9	(95)	1,756
Total	$52,358	$236	$(585)	$52,009
31 December 2024
Government or government-related obligations	$31,759	$59	$(761)	$31,057
Other securities
Corporate obligations	9,359	48	(84)	9,323
Asset/Mortgage-backed securities	1,823	5	(115)	1,713
Total	$42,941	$112	$(960)	$42,093

For the six months ended 30 June:			2025	2024
Change in net unrealized gains or losses from prior period			$499	$48
Proceeds from sales			1,218	1,742
Gross gain on sales			7	2
Gross loss on sales			(9)	(18)

OCR-6

continued

The following table shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized losses position as of 30 June 2025 and 31 December 2024. There were 128 government or government-related obligations (148 – 31 December 2024), 272 corporate obligations (411 – 31 December 2024), and 150 asset- backed/mortgage-backed securities (161 – 31 December 2024) that had unrealized losses for over one year representing 27.45% (38.65% – 31 December 2024) of the total investments.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
30 June 2025
Government or government-related obligations	$9,902	$43	$14,270	$402	$24,172	$445
Other securities
Corporate obligations	851	8	1,390	37	2,241	45
Asset/Mortgage-backed securities	160	1	612	94	772	95
Total	$10,913	$52	$16,272	$533	$27,185	$585
31 December 2024
Government or government- related obligations	$9,819	$142	$15,623	$619	$25,442	$761
Other securities
Corporate obligations	1,954	14	1,766	70	3,720	84
Asset/Mortgage-backed securities	434	4	659	111	1,093	115
Total	$12,207	$160	$18,048	$800	$30,255	$960

As of 30 June 2025, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2025 and 31 December 2024 is as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 June 2025
Investments for liquidity purpose
Government or government-related obligations	$40,951	$36,652	$4,299	$–
Time deposits	7,268	–	7,268	–
Other securities	11,058	7,786	3,272	–
Securities transferred under repurchase agreements	1,137	1,137	–	–
Securities purchased under resale arrangements	38	–	38	–
Total at fair value	$60,452	$45,575	$14,877	$–

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($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2024
Investments for liquidity purpose
Government or government-related obligations	$31,057	$28,474	$2,583	$–
Time deposits	4,602	–	4,602	–
Other securities	11,036	7,123	3,913	–
Securities transferred under repurchase agreements	–	–	–	–
Securities purchased under resale arrangements	260	–	260	–
Total at fair value	$46,955	$35,597	$11,358	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, FX rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 30 June 2025 and 31 December 2024 are summarized below.

($ million)
	(a)		(b)		(c) = (a) – (b)
	Gross amount	Gross amounts not offset in the
	of liabilities	balance sheet
	presented in the	Financial		Collateral
	balance sheet	instruments		pledged	Net amount
30 June 2025
Payable under securities repurchase agreements	$1,143	$1,137		$–	$6
31 December 2024
Payable under securities repurchase agreements	$–	$–		$–	$–

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The contractual maturity of payable under securities repurchase agreements as of 30 June 2025 and 31 December 2024 are summarized below:

($ million)
Remaining contractual maturity of the agreements
	1-30 Days	31-90 Days	> 90 Days	Total
30 June 2025
Payable under securities repurchase agreement
Government or government-related obligations	$1,143	$–	$–	$1,143
Gross amount of recognized liabilities for repurchase agreements disclosed above				1,143
Amounts related to agreements not included in offsetting disclosure				$–

31 December 2024
Payable under securities repurchase agreement
Government or government-related obligations	$–	$–	$–	$–
Gross amount of recognized liabilities for repurchase agreements disclosed above				–
Amounts related to agreements not included in offsetting disclosure				$–

NOTE E—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular OCR loans and concessional OCR loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. The FLP is the primary loan product for sovereign regular OCR and nonsovereign operations.

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

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As of 30 June 2025 and 31 December 2024, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

	30 June 2025		31 December 2024
Borrower	$ million	%	$ million	%
India	$26,388	17	$26,012	17
People’s Republic of China	17,853	11	18,101	12
Bangladesh	17,828	11	16,373	10
Pakistan	17,006	11	16,042	11
Philippines	16,961	11	15,728	10
Indonesia	15,015	9	13,903	9
Others (individually less than 5% of total loans)	48,721	30	48,411	30
	159,772	100	154,570	100
Fair value adjustment on loans	(978)		(411)
Allowance for credit losses	(648)		(540)
Unamortized loan origination costs—net	256		245
	(1,370)		(706)
Loans Outstanding	$158,402		$153,864

The following table summarizes the net loans outstanding by major category as of 30 June 2025 and 31 December 2024:

($ million)
	30 June 2025	31 December 2024
Sovereign loans
Regular	$117,445	$115,261
Concessional	34,984	33,169
Subtotal	152,429	148,430
Nonsovereign loans	5,973	5,434
Total	$158,402	$153,864
As of 30 June 2025 and 31 December 2024, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)
	30 June 2025			31 December 2024
	Undisbursed		Loans	Undisbursed		Loans
	Committed Loans		Approved	Committed Loans		Approved
		Not Yet	Not Yet		Not Yet	Not Yet
	Effective	Effective	Committed	Effective	Effective	Committed
Sovereign loans
Regular	$33,743	$1,431	$110	$29,025	$6,338	$1,020
Concessional	11,639	904	28	11,500	2,033	–
Subtotal	45,382	2,335	138	40,525	8,371	1,020
Nonsovereign loans	1,236	–	464	2,219	–	350
Total	$46,618	$2,335	$602	$42,744	$8,371	$1,370

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Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 30 June 2025 and 31 December 2024 is as follows:

($ million)
	Overdue Loan Service Payments
	1-90	91-180	> 180	Total
	Days	Days	Days	Past Due	Current	Total
30 June 2025
Sovereign loans
Regular	$–	$–	$–	$–	$118,129	$118,129
Concessional	3	4	16	23	35,235	35,258
Subtotal	3	4	16	23	153,364	153,387
Nonsovereign loans	6	3	43	52	6,333	6,385
Total	$9	$7	$59	$75	$159,697	159,772
Fair value adjustment on loans						(978)
Allowance for credit losses						(648)
Unamortized loan origination cost—net						256
Loans Outstanding						$158,402
Notes: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,384 million.

($ million)
	Overdue Loan Service Payments
	1-90	91-180	> 180	Total
	Days	Days	Days	Past Due	Current	Total
31 December 2024
Sovereign loans
Regular	$–	$–	$–	$–	$115,377	$115,377
Concessional	2	4	10	16	33,423	33,439
Subtotal	2	4	10	16	148,800	148,816
Nonsovereign loans	3	2	44	49	5,705	5,754
Total	$5	$6	$54	$65	$154,505	154,570
Fair value adjustment on concessional loans						(411)
Allowance for credit losses						(540)
Unamortized loan origination cost—net						245
Loans Outstanding						$153,864
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,427 million.

Loans in Non-Accrual Status

ADB places loans in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

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The following tables provide a summary of financial information related to loans in non-accrual status:

($ million)
As of	30 June 2025	31 December 2024
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	511	486
Nonsovereign	92	98
Total	$603	$584
Loans past due for more than 90 days not in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	–	–
Total	$–	$–

For the six months ended 30 June:	2025	2024
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	6
Nonsovereign	2	–
Total	$2	$6

a An allowance for credit losses has been recorded against each of the loans in non-accrual status.

Fair Value Adjustment on Loans

Fair value adjustments on loans involve recognizing the loans at their FV at initial recognition, considering market conditions or specific loan terms. This adjustment includes the FV adjustment for ADF loans at the time of their transfer to OCR, as detailed below.

On 1 January 2017, concessional loans from Asian Development Fund (ADF) were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 30 June 2025, the unamortized balance of the FV adjustment on concessional loans was $147 million ($154 million – 31 December 2024).

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is

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broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

The amortized cost basis by origination year and internal risk rating for loans as of 30 June 2025 and 31 December 2024 is as follows:

($ million)
					30 June 2025
								Private
				Origination Year				sector
Risk Class	Risk Rating	2025	2024	2023	2022	2021	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$505	$4,092	$4,785	$4,217	$6,635	$54,439	$–	$74,673
Medium credit risk	6–8 (BB+ to BB–)	–	73	18	118	443	10,871	–	11,523
Significant credit risk	9–10 (B+ to B)	902	2,354	2,288	2,292	2,788	24,889	–	35,513
High credit risk and non-accrual	11–14 (B– to D)	621	1,850	1,307	2,496	2,331	22,390	–	30,995
Total Sovereign Loans		2,028	8,369	8,398	9,123	12,197	112,589	–	152,704
Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	24	376	120	114	–	958	67	1,659
Medium credit risk	6–8 (BB+ to BB–)	81	535	455	204	175	919	62	2,431
Significant credit risk	9–10 (B+ to B)	40	290	159	136	27	693	70	1,415

High credit risk and non-accrual	11–14 (B– to D)	–	14	58	9	11	725	24	841
Total Nonsovereign Loans		145	1,215	792	463	213	3,295	223	6,346
Total		$2,173	$9,584	$9,190	$9,586	$12,410	$115,884	$223	$159,050
Notes:
1.	Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.
2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $1,384 million.

($ million)
					31 December 2024
								Private
		Origination Year						sector
Risk Class	Risk Rating	2024	2023	2022	2021	2020	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$1,721	$4,464	$3,982	$6,594	$9,902	$46,925	$–	$73,588
Medium credit risk	6–8 (BB+ to BB–)	33	16	104	430	408	10,413	–	11,404
Significant credit risk	9–10 (B+ to B)	2,088	1,949	2,220	2,704	3,527	21,203	–	33,691
High credit risk and
non-accrual	11–14 (B– to D)	1,651	1,237	2,439	2,222	2,518	19,934	–	30,001
Total Sovereign Loans		5,493	7,666	8,745	11,950	16,355	98,475	–	148,684
Gross write-offs		–	–	–	–	–	10	–	10
Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	(1)	122	232	–	47	973	82	1,455
Medium credit risk	6–8 (BB+ to BB–)	248	303	322	202	157	870	47	2,149
Significant credit risk	9–10 (B+ to B)	64	243	119	17	96	526	92	1,157
High credit risk and
non-accrual	11–14 (B– to D)	14	65	9	11	–	848	12	959
Total Nonsovereign Loans		325	733	682	230	300	3,217	233	5,720
Gross write-offs		–	–	–	–	–	65	–	65
Total		$5,818	$8,399	$9,427	$12,180	$16,655	$101,692	$233	$154,404
Notes:
1.	Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.
2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $1,427 million.

No sovereign and nonsovereign loans were written off during the six months ended 30 June 2025.

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No trade and supply chain finance, and microfinance programs were converted to term loans for the six months ended 30 June 2025 and for the year ended 31 December 2024.

ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding during the six months ended 30 June 2025 and for the year ended 31 December 2024, are as follows:

($ million)
	30 June 2025			31 December 2024
	Sovereign	Nonsovereign		Sovereign	Nonsovereign
	Loans	Loans	Total	Loans	Loans	Total
Beginning balance	$254	$286	$540	$271	$381	$652
Provision (Release of provision)	21	87	108	(7)	(30)	(37)
Write-off	–	–	–	(10)[a]	(65)	(75)
Ending balance	$275	$373	$648	$254	$286	$540
a Represents write-off of provision for HIPC debt relief to Afghanistan.

For the six months ended 30 June 2025 and for the year ended 31 December 2024, there were no loan modifications for borrowers facing financial difficulties.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 30 June 2025, the amount of liability for credit losses on undisbursed loan commitments was $57 million ($64 million – 31 December 2024) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 30 June 2025 and 31 December 2024, all loans are carried at amortized cost.

The FV hierarchy of ADB loans as of 30 June 2025 and 31 December 2024 is as follows:

($ million)
	30 June 2025	31 December 2024
Level 1	$–	$–
Level 2	–	–
Level 3	159,127	154,436
Total at fair value	$159,127	$154,436

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NOTE F—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 30 June 2025 and 31 December 2024 covered:

($ million)
	30 June 2025		31 December 2024
	Maximum		Maximum
	Potential	Outstanding	Potential	Outstanding
	Exposure	Amount	Exposure	Amount
Project
Sovereign
with counterguarantee	$533	$500	$33	$–
without counterguarantee	394	322	427	344
	927	822	460	344
Nonsovereign
with counterguarantee	79	34	81	35
without counterguarantee	103	45	99	46
	182	79	180	81
Subtotal	1,109	901	640	425

Private Sector Programs
Nonsovereign
with counterguarantee	634	634	964	964
without counterguarantee	967	967	989	989
Subtotal	1,601	1,601	1,953	1,953
Under Exposure Exchange Agreement	6,000	6,000	6,000	6,000
Total	$8,710	$8,502	$8,593	$8,378

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

ADB entered into an exposure exchange agreement (EEA) with other multilateral development banks (MDBs) which is recognized as financial guarantees in the financial statements. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in non-accrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee

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provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB receives a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection). As of 30 June 2025, outstanding amount of guarantee provided under EEA amounted to $6.0 billion ($6.0 billion – 31 December 2024).

As of 30 June 2025, a total liability of $323 million ($331 million – 31 December 2024) relating to standby ready obligations for nine credit risk guarantees (eight – 31 December 2024) and one political risk guarantee (one – 31 December 2024)1 is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $279 million ($293 million – 31 December 2024) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 30 June 2025, a liability of $52 million ($56 million – 31 December 2024) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 30 June 2025 and 31 December 2024, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivables/guarantee liabilities classified as Level 3 as of 30 June 2025 and 31 December 2024 are as follows:

	Unobservable
Valuation Technique	Input	30 June 2025	31 December 2024
Discounted cash flows	Discount rates	2.22%	2.22%

1
ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

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The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable and liability for the six months ended 30 June 2025 and for the year ended 31 December 2024:

($ million)
	30 June 2025		31 December 2024
	Receivable	Liability	Receivable	Liability
Balance, beginning of the period	$331	$331	$207	$207
Issuances	11	21	172	172
Amortization	(29)	(29)	(48)	(48)
Balance, end of the period	$313	$323	$331	$331
Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE G—EQUITY INVESTMENTS — OPERATIONS

ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds. All equity investments (except for those that are accounted for under the equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED (LOSSES) GAINS. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 30 June 2025 and 31 December 2024 are as follows:

($ million)
	30 June 2025	31 December 2024
Equity method	$1,292	$1,254
Fair value method	430	373
Total	$1,722	$1,627

Additional information relating to equity investments reported at FV are as follows:

($ million)
As of	30 June 2025	31 December 2024
Cost	$380	$333
Fair value	430	373
Gross unrealized gains	117	98
Gross unrealized losses	(67)	(58)

For the six months ended 30 June:	2025	2024
Net unrealized (losses) gains	$7	$8
Net realized gains	0	7
Net (losses) gains 0 = amount less than $0.5million	7	15

As of 30 June 2025, approved equity investments that have not been committed/signed amounted to $32 million ($14 million – 31 December 2024) and committed/signed equity investments that have not been disbursed amounted to $701 million ($761 million – 31 December 2024).

Fair Value Disclosure

ADB’s equity investments reported at FV as of 30 June 2025 were $399million ($373 million – 31 December 2024). Equity investments with readily determinable market prices are valued using quoted

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prices in active markets and are classified as Level 1. Equity investments valued using inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB’s equity investments at FV as of 30 June 2025 and 31 December 2024 is as follows:

($ million)
	30 June 2025	31 December 2024
Level 1	$95	$96
Level 2	120	124
Level 3	216	153
Total equity investments at fair value	$430	$373

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 30 June 2025 and 31 December 2024 are presented as follows.

	Fair Value		Range
Valuation Technique	($ million)	Unobservable Inputs	(Weighted Average)[a]
30 June 2025
Discounted cash flow	$68	Discount rate	10.00% – 23.61% (14.23%)
Comparable valuations	81	Price-to-book multiples	0.43x – 1.20x (0.89x)
		EV/EBITDA	14.90x
Net asset value	67	Discount	40%
	$216

31 December 2024
Discounted cash flow	$19	Discount rate	13.4% – 14.6% (14.24%)
Comparable valuations	85	Price-to-book multiples	0.50x – 1.10x(0.92x)
		EV/EBITDA	(17.50x)
Net asset value	49	Discount	(40%)
	$153

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization. WACC = weighted average cost of capital.
a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, and EV/EBITDA will generally increase (decrease) the FV of the equity investments. The valuation technique used for four Level 2 and one Level 3 equity investments was changed during the six months ended 30 June 2025 (two Level 2 and two Level 3 equity investments – for the year ended 31 December 2024) to reflect a more relevant FV measurement.

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The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investment for the six months ended 30 June 2025 and for the year ended 31 December 2024:

($ million)
	Equity investments under FV Method
	30 June 2025	31 December 2024
Balance, beginning of period	$153	$240
Transfer to Level 3	55	34
Disbursement	(0)	0
Divestment	(0)	(48)
Reclassified out of Level 3	(8)	(24)
Total unrealized losses
Included in earnings[a]	9	(44)
Included in other comprehensive income (loss)[b]	7	(5)
Balance, end of period	$216	$153

The amount of total losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$(7)	$(41)

0 = less than $0.5 million.
a Included in net unrealized (losses) gains (OCR-2).
b Included in accumulated translation adjustments (Note M).

NOTE H—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS securities are reported at FV. As of 30 June 2025 and 31 December 2024, HTM and AFS other debt securities are as follows:

($ million)
	30 June 2025	31 December 2024
Available for sale	$124	$120
Held-to-maturity	500	515
	624	635
Allowance for credit losses	(30)	(14)
Total	$594	$621

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 30 June 2025 and 31 December 2024 are presented below:

($ million)
	30 June 2025		31 December 2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$180	$194	$179	$202
Due after one year through five years	401	390	411	407
Due after five years through ten years	42	30	48	35
Due after ten years through fifteen years	–	–	–	–
Due after fifteen years through twenty years	0	1	–	1
Total	$623	$615	$638	$645

0 = less than $0.5 million.

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Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 30 June 2025 and 31 December 2024 are as follows:

($ million)
		30 June 2025
		Origination Year
Risk Class	Risk Rating	2025	2024	2023	2022	2021	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$10	$–	$–	$10
Medium credit risk	6-8 (BB+ to BB–)	–	38	88	22	36	194	378
Significant credit risk	9-10 (B+ to B)	–	13	7	–	–	–	20
High credit risk and non-accrual	11-14 (B– to D)	–	–	–	–	–	92	92
Total		$–	$51	$95	$32	$36	$286	$500

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $12 million.

($ million)
		31 December 2024
		Origination Year
Risk Class	Risk Rating	2024	2023	2022	2021	2020	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$10	$–	$–	$–	$10
Medium credit risk	6-8 (BB+ to BB–)	24	92	25	40	38	172	391
Significant credit risk	9-10 (B+ to B)	12	7	7	–	–	–	26
High credit risk and
non-accrual	11-14 (B– to D)	–	–	–	–	–	88	88
Total		$36	$99	$42	$40	$38	$260	$515

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $12 million.

Internal risk ratings of HTM debt securities are updated at least annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities for the six months ended 30 June 2025 and for the year ended 31 December 2024 are as follows:

($ million)
	30 June 2025	31 December 2024
Balance, beginning of the period	$14	$4
(Release of provision) Provision	16	10
Balance, end of the period	$30	$14

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the

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point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

As of 30 June 2025 and 31 December 2024, there are no HTM debt securities that are past due or in non- accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 30 June 2025, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $1 million ($1 million – 31 December 2024) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The FV hierarchy of ADB’s other debt securities as of 30 June 2025 and 31 December 2024 is as follows:

($ million)
	30 June 2025	31 December 2024
Level 1	$114	$95
Level 2	–	15
Level 3	501	535
Total at fair value	$615	$645

There are two AFS other debt security classified as Level 3 as of 30 June 2025 and 31 December 2024.

The valuation technique and significant unobservable input for AFS other debt securities classified as Level 3 as of 30 June 2025 and 31 December 2024 are as follows:

	Unobservable	Range (Average)[a]
Valuation Technique	Inputs	30 June 2025	31 December 2024
Discounted cash flows	Discount rate	20.29%	18.30%
Scenario-based
financial model	Future cash flows	0% to 91.10% (90.54%)	79.00% to 96.00% (80.00%)

a Average represents the arithmetic average of the unobservable inputs.

Significant increase (decrease) in the discount rate, independently, will generally decrease (increase) the FV of the debt securities. The valuation technique used for one Level 2 ODS was changed during the six months ended 30 June 2025 (one Level 2 ODS – for year ended 31 December 2024) to reflect a more relevant FV measurement. The transfer into Level 3 in 2024 was due to a change of valuation method from the price of recent investment to discounted cash flow.

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The following table presents the changes in the carrying amounts of ADB’s Level 3 other debt securities at fair value method for the six months ended 30 June 2025 and for the year ended 31 December 2024:

($ million)
	30 June 2025	31 December 2024
Balance, beginning of the period	$10	$–
Transfer into Level 3	–	10
Total unrealized gains (losses) included in accumulated other comprehensive income[a]	0	(0)
Balance, end of the period	$10	$10
The amount of total gains for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating assets still held at the reporting date	$0	$(0)

0 = less than $0.5 million.
a Included in unrealized holding gains from other debt securities — operations and accumulated translation adjustments (Note M).
b Included in unrealized holding gains from other debt securities — operations (Note M).

Additional information relating to other debt securities classified as AFS are as follows:

($ million)
As of	30 June 2025	31 December 2024
Amortized cost	$123	$123
Fair value	124	120
Gross unrealized gains	4	1
Gross unrealized losses	(3)	(4)

For the six months ended 30 June:	2025	2024
Change in net unrealized gains or losses from prior period	$4	$(4)

Proceeds from sales	2	–
Gross gain from sales	2	–

As of 30 June 2025, ADB had the intent to hold and was not required to sell the AFS other debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and FX swaps and forward contracts for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB’s interest rate and currency swaps usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and FX swaps and forward contracts that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loans related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

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Future dated derivatives as of 30 June 2025 amounted to $186 million for derivative assets ($620 million – 31 December 2024) and $162 million for derivative liabilities ($477 million – 31 December 2024).

Fair Value Disclosure

The FV hierarchy of ADB’s derivatives and the balance sheet location as of 30 June 2025 and 31 December 2024 are as follows:

($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
30 June 2025
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$73,981	$–	$70,810	$3,171
Interest rate swaps		499	–	497	2
Investments related derivatives Currency swaps	Derivative Assets - Investments for	19,952	–	19,952	–
Interest rate swaps	liquidity purpose	263	–	263	–
Foreign exchange swaps		8,741	–	8,741	–
Foreign exchange forward		91	–	91	–
Loans related derivatives Currency swaps	Derivative Assets - Loans—Operations	17,687	–	17,687	–
Interest rate swaps		208	–	208	–
Total assets at fair value		$121,422	$–	$118,249	$3,173

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$74,946	$–	$74,946	$–
Interest rate swaps		3,004	–	3,004	0
Investments related derivatives Currency swaps	Derivative Liabilities - Investments for	19,304	–	19,304	–
Interest rate swaps	liquidity purpose	129	–	129	–
Foreign exchange swaps		8,905	–	8,905	–
Foreign exchange forward		92	–	92	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans—Operations	16,245	–	12,630	3,615
Interest rate swaps		71	–	71	–
Total liabilities at fair value		$122,696	$–	$119,081	$3,615
0 = less than $0.5 million.

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continued

($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
31 December 2024
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$61,141	$–	$58,608	$2,533
Interest rate swaps		143	–	143	0
Foreign exchange swaps		588	–	588	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	16,485	–	16,485	–
Interest rate swaps	liquidity purpose	299	–	299	–
Foreign exchange swaps		9,077	–	9,077	–
Foreign exchange forward		201	–	201	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	17,415	–	17,415	–
Interest rate swaps		256	–	256	–
Total assets at fair value		$105,605	$–	$103,072	$2,533

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$66,502	$–	$66,502	$–
Interest rate swaps		4,615	–	4,614	1
Foreign exchange swaps		586	–	586	–
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	14,388	–	14,388	–
Interest rate swaps	liquidity purpose	99	–	99	–
Foreign exchange swaps		8,599	–	8,599	–
Foreign exchange forward		206	–	206	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	14,698	–	12,986	1,712
Interest rate swaps		123	–	123	–
Total liabilities at fair value		$109,816	$–	$108,103	$1,713
0 = less than $0.5 million.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, FX rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from market data providers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 30 June 2025 and 31 December 2024 are presented below:
Range (Weighted Average)[a]
Valuation Technique	Unobservable Inputs	30 June 2025	31 December 2024
Discounted cash flows	Basis swap spreads	-0.47% to 35.16% (-29.85%)	-0.47% to 38.83% (6.05%)

a Unobservable inputs were weighted by the relative fair value of the instruments.

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A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the six months ended 30 June 2025 and for the year ended 31 December 2024:

($ million)
	Borrowings related
	derivatives		Loans related derivatives
	Assets	Liabilities	Assets	Liabilities
30 June 2025
Balance, beginning of period	$2,533	$(1)	$0	$(1,712)
Total realized/unrealized gains (losses)
Included in earnings[a]	208	1	–	(182)
Included in other comprehensive (loss) income[b]	131	0	–	(62)
Issuances	369	–	–	(1,839)
Maturities/Redemptions	(68)	–	–	180
Balance, end of period	$3,173	$(0)	$–	$(3,615)

The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$(16)	$1	$0	$(153)

31 December 2024
Balance, beginning of year	$2,083	$(1)	$0	$(913)
Total realized/unrealized gains (losses)
Included in earnings[a]	(57)	(0)	(0)	(41)
Included in other comprehensive (loss) income[b]	(112)	0	–	27
Issuances	1,073	–	–	(910)
Maturities/Redemptions	(454)	–	–	125
Balance, end of year	$2,533	$(1)	$0	$(1,712)

The amount of total gains (losses) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$(21)	$(0)	$0	$(39)

0 = less than $0.5 million.
a Included in net unrealized gains (losses) (OCR-2).
b Included in accumulated translation adjustments (Note M).

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Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)
		Amount of Gain (Loss) recognized
	Location of Gain (Loss)	in Income (Expenses) on
	recognized in Income (Expenses)	Derivatives
	on Derivatives	30 June 2025	30 June 2024
Borrowings related derivatives
Currency swaps	Borrowings and related expenses	$(384)	$(704)
	Net Unrealized (Losses) Gains	538	(284)

Interest rate swaps	Borrowings and related expenses	(823)	(1,569)
	Net Unrealized (Losses) Gains	1,758	(675)

Foreign exchange swaps	Borrowings and related expenses	1	–
	Net Unrealized (Losses) Gains	(0)	–
		$1,090	$(3,232)
Investments related derivatives
Currency swaps	Revenue from Investments for
	liquidity purpose	$297	$388
	Net Unrealized (Losses) Gains	(41)	61

Interest rate swaps	Revenue from Investments for liquidity purpose	20	40
	Net Realized Gains	-	1
	Net Unrealized (Losses) Gains	(64)	8

Foreign exchange swaps	Revenue from Investments for
	liquidity purpose	141	150
	Net Unrealized (Losses) Gains	(4)	(4)
		$349	$644
Loans related derivatives
Currency swaps	Revenue from Loans — Operations	$784	$387
	Net Unrealized (Losses) Gains	108	6

Interest rate swaps	Revenue from Loans — Operations	11	16
	Net Unrealized (Losses) Gains	(1)	(8)
		$902	$401

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement).

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Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 June 2025, ADB had received collateral of $1,225 million ($1,053 million – 31 December 2024) in connection with swap agreements, comprising of $407 million ($827 million – 31 December 2024) in cash included under swap related and other collateral in the balance sheet and $818 million ($226 million – 31 December 2024) in liquid securities.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 June 2025 and 31 December 2024 are summarized as follows (see Note D for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS):

($ million)
	30 June 2025		31 December 2024
	Derivative	Derivative	Derivative	Derivative
	assets	liabilities	assets	liabilities
Gross amounts presented in the balance sheet	$121,422	$(122,696)	$105,605	$(109,816)
Gross amounts not offset in the balance sheet
Financial instruments	(120,190)	120,190	(104,561)	104,561
Collateral received[a]	(1,102)	–	(728)	–
Net amount[b]	$130	$(2,506)	$316	$(5,255)

a Includes cash and securities collateral used to cover positive marked-to-market exposures.
b ADB is not required to post collateral to counterparties when it is in a net liability position.

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 30 June 2025 and 31 December 2024 is as follows:

($ million)
	30 June 2025	31 December 2024
Land	$10	$10
Buildings and improvements	118	121
Office furniture and equipment	139	127
Right-of-use asset	59	51
Total	$326	$309

Land, buildings and improvements, and office furniture and equipment are shown at net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 30 June 2025, lease liability amounted to $55 million ($45 million – 31 December 2024) and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

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NOTE K—RELATED PARTY TRANSACTIONS

As of 30 June 2025 and 31 December 2024, ADB had the following net receivables and payables to ADF, other Special Funds, external trust funds under ADB administration (Trust Funds), and employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution Plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)
	30 June 2025	31 December 2024
Amounts receivable from:
Asian Development Fund (Note N)	$23	$29
Other Special Funds	2	1
Trust Funds and Others—net	6	5
Employee Benefit Plans—net	–	3
Total	$31	$38
Amounts payable to:
Employee Benefit Plans—net	$4	$–

NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB’s outstanding borrowings as of 30 June 2025 and 31 December 2024 are as follows:
($ million)
	30 June 2025	31 December 2024
At Amortized cost	$3,369	$2,394
At Fair value	160,236	144,123
Total	$163,605	$146,517

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, FX rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, FX rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating- rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED (LOSSES) GAINS. ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive income (loss) account.

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The FV hierarchy of ADB’s outstanding borrowings reported at amortized cost and FV as of 30 June 2025 and 31 December 2024 are as follows:

($ million)
	30 June 2025	31 December 2024
At Amortized cost
Level 1	$–	$–
Level 2	2,963	2,040
Level 3	478	441
Subtotal	3,441	2,481
At Fair value
Level 1	–	–
Level 2	149,222	136,948
Level 3	11,014	7,175
Subtotal	160,236	144,123
Total borrowings at fair value	$163,677	$146,604

For Level 3 borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 June 2025 and 31 December 2024 are presented below:

Range (Weighted Average)[a]
Valuation Technique	Unobservable Inputs	30 June 2025	31 December 2024
Discounted cash flows	Derived credit spreads	-2.16% to 5.37% (0.11%)	-1.54% to 6.11% (0.1%)

[a]	Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the six months ended 30 June 2025 and the year ended 31 December 2024:
($ million)
	30 June 2025	31 December 2024
Balance, beginning of the period	$7,175	$7,033
Total losses (gains) - (realized/unrealized)
Included in earnings[a]	361	(27)
Included in other comprehensive income[b]	139	(151)
Issuances	3,707	3,540
Maturities/Redemptions	(368)	(3,220)
Balance, end of the period	$11,014	$7,175
The amount of total losses for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$176	$(29)

The amount of total losses (gains) for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$(70)	$54
[a]	Included in net unrealized (losses) gains (OCR-2).
[b]	Included in unrealized holding gains from borrowings and accumulated translation adjustments (Note M).
[c]	Included in unrealized holding gains from borrowings (Note M).

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NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB as of 30 June 2025 totaling 10,639,233 shares, was fully subscribed by members. Of the subscribed shares, 10,106,089 are “callable” and 533,144 are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest- bearing demand obligations received on demand amounted to $6 million ($12 million – 31 December 2024).

As of 30 June 2025, the value of the SDR in terms of the US dollar was $1.373379 ($1.304130 – 31 December 2024) giving a value for each share of ADB’s capital equivalent to $13,733.79 ($13,041.30 – 31 December 2024).

In September 2024, Israel became ADB’s 69th member, subscribing to 150 shares of ADB’s authorized capital stock.

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Allocation of Net Income

In May 2025, the Board of Governors approved the following with respect to ADB’s 2024 net income of $1,602 million, after the appropriation of guarantee fees of $27 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $63 million representing adjustments for the net unrealized gains for the year ended 31 December 2024, be added to the cumulative revaluation adjustments (CRA) account; (ii) $1,016 million be allocated to the Ordinary Reserve; (iii) $394 million be allocated to the ADF; and (iv) $130 million be allocated to the Technical Assistance Special Fund (TASF).

In May 2024, the Board of Governors approved the following with respect to ADB’s 2023 net income of $910 million, after the appropriation of guarantee fees of $28 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $513 million representing adjustments for the net unrealized losses for the year ended 31 December 2023, be added from the cumulative revaluation adjustments (CRA) account; (ii) $1,005 million be allocated to the Ordinary Reserve; (iii) $293 million be allocated to the ADF; (iv) $110 million be allocated to the Technical Assistance Special Fund (TASF); and (v) $15 million be allocated to the Asia Pacific Disaster Response Fund.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and postretirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

OCR-6

continued

The changes in Accumulated Other Comprehensive Income (Loss) balances for the six months ended 30 June 2025 and 2024 are as follows:

($ million)
		Unrealized Holding (Losses) Gains				Pension/	Accumulated
	Accumulated	Investments	Equity	Other Debt		Postretirement	Other
	Translation	for liquidity	investments —	Securities —		Liability	Comprehensive
	Adjustments	purpose[a]	Operations	Operations	Borrowings	Adjustments	Income (Loss)
Balance, 1 January 2025	$(161)	$(848)	$(4)	$(3)	$253	$524	$(239)
Other comprehensive
income (loss) before
reclassifications	313	460	(5)	4	13	–	785
Amounts reclassified
from accumulated other
comprehensive income
(loss)	–	8	–	–	–	(12)	(4)
Net current-period other
comprehensive income (loss)	313	468	(5)	4	13	(12)	781
Balance, 30 June 2025	$152	$(380)	$(9)	$1	$266	$512	$542
[a]	Includes securities transferred under repurchase agreements.

($ million)
		Unrealized Holding (Losses) Gains				Pension/	Accumulated
	Accumulated	Investments	Equity	Other Debt		Postretirement	Other
	Translation	for liquidity	investments —	Securities —		Liability	Comprehensive
	Adjustments	purpose[a]	Operations	Operations	Borrowings	Adjustments	Income (Loss)
Balance, 1 January 2024	$58	$(1,057)	$(16)	$(5)	$496	$221	$(303)
Other comprehensive
(loss) income before
reclassifications	(125)	(53)	6	1	(455)	–	(626)
Amounts reclassified
from accumulated other
comprehensive income
(loss)	–	16	–	–	–	(12)	4
Net current-period other
comprehensive (loss) income	(125)	(37)	6	1	(455)	(12)	(622)
Balance, 30 June 2024	$(67)	$(1,094)	$(10)	$(4)	$41	$209	$(925)
[a]	Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the six months ended 30 June 2025 and 2024 are presented below:

($ million)
Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a]		Affected Line Item in the Statement of Income and Expenses
	2025	2024
Unrealized Holding (Losses) Gains
Investments for liquidity purpose	$(8)	$(16)	NET REALIZED GAIN (LOSSES)
			From investments for liquidity purpose
Pension/Postretirement Liability
Adjustments Actuarial losses	12	12	Administrative expenses
Total reclassifications for the period	$4	$(4)
[a]	Amounts in parentheses indicate debits to net income.

OCR-6

continued

NOTE N—INCOME AND EXPENSES

REVENUE from loan operations for the six months ended 30 June 2025 was $3,578 million ($4,092 million – 2024). This comprises interest income totaling $3,559 million ($4,074 million – 2024), and commitment charges and other income2 totaling $19 million ($18 million – 2024). The average return on the loan portfolio for the six months ended 30 June 2025 was 4.5% (5.0% – 2024).

REVENUE from investments for liquidity purpose for the six months ended 30 June 2025 was $1,270 million ($1,365 million – 2024). This comprises interest income including interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements. The annualized rate of return on the average investments held during the six months ended 30 June 2025, excluding unrealized gains and losses on investments, was 4.1% (5.0% – 2024).

REVENUE from equity investment operations for the six months ended 30 June 2025 amounted to $61 million ($44 million – 2024). This comprises gains from equity method investments totaling $56 million ($41 million – 2024), and dividend and other income and expenses from equity investments totaling $5 million ($3 million – 2024).

REVENUE from other debt securities for the six months ended 30 June 2025 was $24 million ($22 million – 2024) consisting mostly of interest income.

REVENUE from other sources for the six months ended 30 June 2025 was $47 million ($44 million – 2024). This included income received as administration fees for projects and/or programs totaling $14 million ($17 million – 2024), and other miscellaneous income of $33 million ($27 million – 2024).

Borrowings and related expenses for the six months ended 30 June 2025 amounted to $3,789 million ($4,449 million – 2024). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 4.6% (5.4% – 2024).

Administrative expenses for the six months ended 30 June 2025 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the six months ended 30 June 2025 of $426 million ($373 million – 2024), $43 million ($40 million – 2024) was accordingly charged to the ADF.

For the six months ended 30 June 2025, the net provision for credit losses amounted to $110 million ($40 million net release of provision for credit losses – 2024).

Net realized gains for the six months ended 30 June 2025 was $1 million ($8 million losses – 2024). This included losses on sale of investments for liquidity purpose totaling $1 million ($15 million – 2024) and gains on sale of equity investments of $0.5 million ($7 million – 2024) and gains on sale of other debt securities of $2 million (nil – 2024).

2	Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

OCR-6

continued

The following table provides information on the net unrealized gains or losses included in income for the six months ended 30 June 2025 and 2024:

($ million)
	2025	2024
Fair value changes from:
Borrowings and related derivatives	$(19)	$378
Investments related derivatives	(109)	65
Loans related derivatives	107	(2)
Equity investments	7	11
Reclassification of unrealized gains on divested equity investment	–	(3)
Translation adjustments of nonfunctional currencies	0	(2)
Total	$(14)	$447

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 30 June 2025 and 31 December 2024 are summarized below:

($ million)
	30 June 2025		31 December 2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
On-balance sheet financial instruments:
ASSETS:
Due from banks	$447	$447	$2,235	$2,235
Investments for liquidity purpose (Note C)	59,277	59,277	46,695	46,695
Securities transferred under repurchase agreements (Note C)	1,137	1,137	–	–
Securities purchased under resale arrangements (Note C)	38	38	260	260
Loans outstanding (Note E)	158,402	159,127	153,864	154,436
Equity investments — operations carried at fair value (Note G)	430	430	373	373
Other debt securities — operations (Note H)	594	615	621	645
Derivative assets - borrowings (Note I)	74,480	74,480	61,872	61,872
Derivative assets - investments for liquidity purpose (Note I)	29,047	29,047	26,062	26,062
Derivative assets - loans — operations (Note I)	17,895	17,895	17,671	17,671
Swap related and other collateral (Note I)	437	437	857	857
Future guarantee receivable (Note F)	313	313	331	331

LIABILITIES:
Borrowings (Note L)	163,605	163,677	146,517	146,604
Derivative liabilities - borrowings (Note I)	77,950	77,950	71,703	71,703
Derivative liabilities - investments for liquidity purpose (Note I)	28,430	28,430	23,292	23,292
Derivative liabilities - loans — operations (Note I)	16,316	16,316	14,821	14,821
Payable under securities repurchase agreements (Note D)	1,143	1,143	–	–
Swap related and other collateral (Note I)	437	437	857	857
Guarantee liability (Note F)	323	323	331	331

As of 30 June 2025 and 31 December 2024, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $4,154 million in various currencies.

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 June 2025 and 31 December 2024
Expressed in Millions of US Dollars

	30 June		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS		$45		$16

INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)
Government or government-related obligations	$3,533		$3,641
Time deposits	726		289
Corporate obligations	753	5,012	707	4,637

SECURITIES PURCHASED UNDER
RESALE ARRANGEMENTS (Note C)		22		24

ACCRUED REVENUE		31		29

ADVANCES UNDER GRANTS (Note I)		373		385

OTHER ASSETS (Note F)		135		53

TOTAL		$5,618		$5,144

LIABILITIES AND FUND BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds and other liabilities (Note E)		$101		$29
Advance payments on contributions (Note F)		119		103
Undisbursed grants (Note I)		3,275		3,044
Total Liabilities		3,495		3,176

FUND BALANCES (ADF-4)
Contributions received
Contributed resources (Note F)	$37,108		$36,694
Unamortized discount	(110)	36,998	(37)	36,657
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		4,304		3,910
		41,302		40,567

Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(628)		(419)
Accumulated deficit
From assets transfer to OCR	(31,029)		(31,029)
From others	(5,957)	(36,986)	(5,497)	(36,526)
Accumulated other comprehensive loss (Note G)		(1,565)		(1,654)
Total Fund Balance		2,123		1,968

TOTAL		$5,618		$5,144
The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Millions of US Dollars

	2025	2024
REVENUE
From investments for liquidity purpose (Note C)	$72	$63
From other sources	1	0
Total	73	63

EXPENSES
Grants (Note I)	(486)	(161)
Administrative expenses (Notes E and H)	(43)	(40)
Amortization of discounts on contributions	(3)	(2)
Total	(532)	(203)

NET UNREALIZED LOSSES	(1)	(0)

NET LOSS	$(460)	$(140)
0 = less than $0.5 million.
The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Millions of US Dollars

	2025	2024

NET LOSS (ADF-2)	$(460)	$(140)

Other comprehensive income (loss) (Note G)
Unrealized investment holding gains (losses) on investments for liquidity purpose	89	(14)

COMPREHENSIVE LOSS	$(371)	$(154)
The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-4

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CHANGES IN FUND BALANCES —UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Millions of US Dollars

	2025	2024

Balance, 1 January	$1,968	$1,947
Comprehensive loss (ADF-3, Note G)	(371)	(154)
Contributions made available for operational commitment	415	369
Net amortization of discount on donor's contribution	(74)	2
Demand obligations received	(253)	(268)
Encashment of demand obligations	44	109
Transfers from ordinary capital resources	394	293
Balance, 30 June	$2,123	$2,298
The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-5

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Millions of US Dollars

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received from investments for liquidity purpose	$65	$59
Interest received from securities purchased under resale arrangement	1	1
Administrative expenses paid	(49)	(26)
Grants disbursed	(242)	(195)
Others—net	2	0
Net Cash Used in Operating Activities	(223)	(161)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	8,942	9,205
Purchases of investments for liquidity purpose	(9,223)	(9,296)
Receipts from securities purchased under resale arrangements	2,763	2,986
Payments for securities purchased under resale arrangements	(2,761)	(2,983)
Net Cash Used in Investing Activities	(279)	(88)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions received and encashed	137	215
Cash received from ordinary capital resources	394	45
Cash Provided by Financing Activities	531	260
Effect of Exchange Rate Changes on Due from Banks	0	(1)
Net Increase in Due from Banks	29	10
Due from Banks at Beginning of Period	16	2
Due from Banks at End of Period	$45	$12

0 = less than $0.5 million.
The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-6

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In September 2024, the Board of Governors adopted a resolution providing for the 13th replenishment of the Asian Development Fund (ADF 14) and the eighth regularized replenishment of the Technical Assistance Special Fund (TASF).1 The replenishment which became effective on 23 April 2025 provides resources to finance the ADF grant program and the TASF operations from 2025-2028. As of 30 June 2025, ADB received instruments of contributions from 26 donors totaling $1,935 million, which represent 75.2% of the total ADF and TASF donor contribution commitment amounting to $2,574 million. Donors agreed to allocate $560 million out of the total donor contributions to TASF.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statements requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

The US dollar is the functional and reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

1 ADB. 2024. Board of Governors’ Resolution No. 427: Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund.

ADF-6

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13 and ADF 14.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.

A liability is recorded for off-balance sheet credit exposures for financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD).

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years

ADF-6

continued

beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and time deposits are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

ADB records time deposits on the settlement dates and all other investment securities on the trade date.

The FV and amortized cost of investments for liquidity purpose as of 30 June 2025 and 31 December 2024 are as follows:

($ million)
	30 June 2025		31 December 2024
		Amortized		Amortized
	Fair Value	Cost	Fair Value	Cost
Due in one year or less	$1,910	$1,920	$1,455	$1,469
Due after one year through five years	2,397	2,444	2,490	2,586
Due after five years through ten years	702	710	686	731
Due after ten years through fifteen years	3	3	6	6
Total	$5,012	$5,077	$4,637	$4,792

Additional information relating to investments in government or government-related obligations and corporate obligations classified as available for sale are as follows:

($ million)
	30 June 2025	31 December 2024
As of Amortized cost	$4,351	$4,503
Fair value	4,286	4,348
Gross unrealized gains	23	4
Gross unrealized losses	(88)	(159)

For the six months ended 30 June	2025	2024
Change in net unrealized losses from prior period	89	(14)

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2025, including securities purchased under resale arrangements, was 3.0% (2.9% – 2024) excluding unrealized gains and losses on investments, and 4.9% (2.5% – 2024) including unrealized gains and losses on investments.

ADF-6

continued

The table below provides a listing of investments that sustained unrealized losses as of 30 June 2025 and 31 December 2024. There were 135 government or government-related obligations (159 – 31 December 2024) and 8 corporate obligations (10 – 31 December 2024) that have been in continuous losses for over one year.

($ million)
	One year or less		Over one year		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
As of 30 June 2025
Government or government-related obligations	$281	$3	$2,391	$82	$2,672	$85
Corporate obligations	33	0	147	3	180	3
Total	$314	$3	$2,538	$85	$2,852	$88

As of 31 December 2024
Government or government-
related obligations	$718	$17	$2,777	$135	$3,495	$153
Corporate obligations	76	0	170	6	246	6
Total	$794	$17	$2,947	$141	$3,741	$159
0 = less than $0.5 million.
Note: Numbers may not sum precisely because of rounding.

As of 30 June 2025, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2025 and 31 December 2024 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 June 2025
Investments for liquidity purpose
Government or government- related obligations	$3,533	$3,412	$121	$–
Time deposits	726	–	726	–
Corporate obligations	753	753	–	–
Securities purchased under resale arrangements	22	–	22	–
Total at fair value	$5,034	$4,165	$869	$–

31 December 2024
Investments for liquidity purpose
Government or government- related obligations	$3,641	$3,470	$171	$–
Time deposits	289	–	289	–
Corporate obligations	707	707	–	–
Securities purchased under resale arrangements	24	–	24	–
Total at fair value	$4,661	$4,177	$484	$–

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

ADF-6

continued

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 30 June 2025, the guarantees have a maximum potential exposure of $5 million ($6 million – 31 December 2024) and an outstanding amount of $5 million ($5 million – 31 December 2024). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

NOTE E—RELATED PARTY TRANSACTIONS AND OTHER LIABILITIES

Included in Payable to related funds and other liabilities as of 30 June 2025 is the net amount of $23 million ($29 million – 31 December 2024) payable to ordinary capital resources (OCR) and $77 million (nil – 31 December 2024) payable to TASF. The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H) while the payable to TASF represents a specific portion of installment payments received from donors for ADF 14 that were allocated to the TASF.

As of 30 June 2025, ADF guarantees to OCR under the PSW had a maximum potential exposure of $5 million ($6 million – 31 December 2024).

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2025, the Board of Governors approved the transfer of $394 million ($293 million – 2024) to the ADF as part of OCR’s 2024 net income allocation.

As of 30 June 2025, a total of $1,917 million was committed and acknowledged for ADF 13, of which $1,632 million was made available for operational commitment, and a total of $1,498 million was committed and acknowledged for ADF 14, of which $278 million was made available for operational commitment, and recorded in Contributed Resources.

Advance payments on contributions received from donors as of 30 June 2025 totaled $119 million ($103 million – 31 December 2024) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $49 million ($50 million – 31 December 2024) were received in cash, while the remaining $70 million ($53 million – 31 December 2024) were received in demand obligations and reported under OTHER ASSETS.

ADF-6

continued

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive income (loss) (ADF-3). Other comprehensive income (loss) includes unrealized gains and losses on available for sale securities.

The following table presents the changes in Accumulated other comprehensive loss balances for the six months ended 30 June 2025 and 2024:

($ million)
	Accumulated other comprehensive loss
	2025	2024
Balance, 1 January	$(1,654)	$(1,685)
Unrealized Holding Gains (Losses) on Investments for Liquidity Purpose
Other comprehensive gains (losses) before reclassification	89	(14)
Balance, 30 June	$(1,565)	$(1,699)

There were no reclassifications of Accumulated other comprehensive loss to Income and Expenses for the six months ended 30 June 2025 and 2024.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During the period, 25 grants (18 grants – 2024) became effective resulting in a total Grants expense of $486 million ($161 million – 2024), net of $0.4 million ($79 million – 2024) undisbursed grants that were reversed as reduction in grant expenses. The undisbursed grants of $3,275 million as of 30 June 2025 ($3,044 million – 31 December 2024) includes $373 million ($385 million – 31 December 2024) advances under grants.

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF’s condensed financial statements.

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND CONDENSED STATEMENT OF FINANCIAL POSITION 30 June 2025 and 31 December 2024 Expressed in Thousands of US Dollars

	30 June (Unaudited)		31 December (Audited)
ASSETS

DUE FROM BANKS (Note H)		$137,471		$7,553

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and H)
Government or government-related obligations	$379,259		$352,280
Time deposits	240,911		317,496
Corporate obligations	136,714	756,884	150,122	819,898

ACCRUED REVENUE		3,468		3,512

DUE FROM CONTRIBUTORS (Note F)		366,298		39,217

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)		3,350		4,579

OTHER ASSETS (Notes C and D)		78,032		2,227

TOTAL		$1,345,503		$876,986

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$618		$464

UNDISBURSED TECHNICAL ASSISTANCE (Note E)		710,140		782,952

TOTAL LIABILITIES		710,758		783,416

UNCOMMITTED BALANCES (TASF-2), represented by: Net assets without donor restrictions		634,745		93,570

TOTAL		$1,345,503		$876,986

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Thousands of US Dollars

	2025	2024
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$540,476	$110,000

REVENUE
From investments for liquidity purpose—net (Note C)	22,903	15,276
From other sources (Notes D)	5,880	5,340

Total	569,259	130,616

EXPENSES
Technical assistance—net (Notes E and G)	(30,294)	(22,011)
Administrative expenses (Note D)	(5,156)	(5,147)
Financial expenses	(31)	(28)

Total	(35,481)	(27,186)

CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	533,778	103,430

EXCHANGE GAINS (LOSSES)—net	7,397	(7,095)

INCREASE IN NET ASSETS	541,175	96,335

NET ASSETS AT BEGINNING OF PERIOD	93,570	213,299

NET ASSETS AT END OF PERIOD	$634,745	$309,634

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-3

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED For the Six Months Ended 30 June 2025 and 2024 Expressed in Thousands of US Dollars

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$143,769	$152,477
Interest received on investments for liquidity purpose	13,805	14,490
Technical assistance disbursed	(100,508)	(101,803)
Financial expenses paid	(31)	(28)
Others—net	725	193

Net Cash Provided by Operating Activities	57,760	65,329

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	5,348,644	2,563,257
Purchases of investments for liquidity purpose	(5,276,488)	(2,628,849)

Net Cash Provided by (Used in) Investing Activities	72,156	(65,592)

Effect of Exchange Rate Changes on Due from Banks	2	(2)

Net Increase (Decrease) in Due from Banks	129,918	(265)

Due from Banks at Beginning of Period	7,553	7,947

Due from Banks at End of Period	$137,471	$7,682

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-4

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).1 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment. As of 30 June 2025, TASF received contribution commitments from 32 donors totaling $517 million, or 100% of the total commitment.

In September 2024, the Board of Governors adopted a resolution for the 13th replenishment of the ADF and the eighth regularized replenishment of the TASF (ADF 14).2 The replenishment will provide grant financing to eligible recipients from 2025 to 2028. Donors agreed to allocate $560 million to TASF out of the total replenishment. As of 30 June 2025, TASF received contribution commitments from 22 donors totaling $410 million, or 73% of the total commitment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

[1]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.
[2]	ADB. 2024. Board of Governors’ Resolution No. 427 – Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund.

TASF-4

continued

Fair Value Hierarchy
ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).
The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During the six months ended 30 June 2025, REVENUE From investments for liquidity purpose of $22,903,000 ($15,276,000 – 2024) included income from securities, time deposits and corporate obligations of $13,849,000 ($14,692,000 – 2024), and unrealized investment holding gains of $9,054,000 ($584,000 – 2024).

The annualized rate of return on the average investments held during the six months ended 30 June 2025, based on the portfolio held at the beginning and end of each month, was 4.6% (3.9% – 2024).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 30 June 2025 and 31 December 2024 are as follows:

($ thousand)
	30 June 2025			31 December 2024
Investments for liquidity purpose	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total
Government or government-related obligations	$125,926	$253,333	$379,259	$64,658	$287,622	$352,280
Time deposits	240,911	–	240,911	317,496	–	317,496
Corporate obligations	62,782	73,932	136,714	49,773	100,349	150,122
Total at fair value	$429,619	$327,265	$756,884	$431,927	$387,971	$819,898

TASF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 June 2025 and 31 December 2024 are as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 June 2025
Investments for liquidity purpose
Government or government- related obligations	$379,259	$351,887	$27,372	$–
Time deposits	240,911	–	240,911	–
Corporate obligations	136,714	136,714	–	–
Total at fair value	$756,884	$488,601	$268,283	$–

31 December 2024
Investments for liquidity purpose
Government or government- related obligations	$352,280	$299,736	$52,544	$–
Time deposits	317,496	–	317,496	–
Corporate obligations	150,122	150,122	–	–
Total at fair value	$819,898	$449,858	$370,040	$–

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB’s other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering Technical Assistance (TA) which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TA projects to be 5% of amounts disbursed for TA projects. For the six months ended 30 June 2025, the calculated service fee was $5,156,000 ($5,147,000 – 2024) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

TASF-4

continued

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)
	30 June 2025	31 December 2024
Receivable from:
Asian Development Fund	$76,985	$–
Climate Change Fund—net	187	265
Regional Cooperation and Integration Fund—net	93	154
Financial Sector Development Partnership Special Fund	8	7
Japan Special Fund	–	68
Trust Funds—net	738	1,722
Total	$78,011	$2,216

Payable to:
Ordinary capital resources—net	$606	$463

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. During the six months ended 30 June 2025, 26 TA projects and 31 supplementary TA (24 TA projects and 35 supplementary TA – 2024) became effective resulting in a total TA expense of $30,294,000 ($22,011,000 – 2024), net of
$7,955,000 ($10,944,000 – 2024) undisbursed TA that were reversed as a reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA not yet disbursed and unliquidated. The undisbursed TA of $710,140,000 as of 30 June 2025 ($782,952,000 – 31 December 2024) includes $3,350,000 ($4,579,000 – 31 December 2024) advances for TA.

NOTE F—CONTRIBUTIONS

During the six months ended 30 June 2025, TASF received total contributions of $540,476,000 ($110,000,000 – 2024) from OCR’s 2024 net income allocation and additional contributions from ADF 14. During the period, TASF received cash and promissory notes from ADF replenishments and direct voluntary comprising of the following:

($ thousand)
	30 June 2025	30 June 2024

Direct Voluntary	$–	$70

Regularized Replenishments
ADF 14	$80,256	$–
ADF 13	9,712	138,517
	89,968	138,517
Total	$89,968	$138,587

TASF-4

continued

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)
	30 June 2025	31 December 2024

Direct Voluntary	$–	$–

Regularized Replenishments
ADF 14	$336,327	$–
ADF 13	6,067	15,779
ADF X	19,740	19,342
ADF IX	4,164	4,096
	366,298	39,217

Total	$366,298	$39,217

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the six months ended 30 June 2025 and 2024 are as follows:

($ thousand)
	2025	2024
Consultants	$27,480	$24,879
Trainings and seminars	7,511	5,799
Studies	434	512
Equipment	260	46
Other expenses—net[a]	(5,391)	(9,225)
Total	$30,294	$22,011
[a]	Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2025, TASF has liquidity of $567,090,000 ($439,480,000 – 31 December 2024) consisting of DUE FROM BANKS of $137,471,000 ($7,553,000 – 31 December 2024), INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $240,911,000 ($317,496,000 – 31 December 2024), Government or government-related obligations of $125,926,000 ($64,658,000 – 31 December 2024), and Corporate obligations of $62,782,000 ($49,773,000 – 31 December 2024), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF’s condensed financial statements as of 30 June 2025.

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2025 and 31 December 2024
Expressed in Thousands of US Dollars

	30 June	31 December
	(Unaudited)	(Audited)
ASSETS

DUE FROM BANKS (Note I)	$940	$1,046

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes D and I)
Time deposits	124,874	123,205

ACCRUED REVENUE	759	929

ADVANCES FOR TECHNICAL ASSISTANCE (Note G)	–	2

TOTAL	$126,573	$125,182

LIABILITIES AND NET ASSETS

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note E)	$14		$92
Accrued expenses	–	$14	20	$112

UNDISBURSED TECHNICAL ASSISTANCE (Note G)		17,741		14,192

TOTAL LIABILITIES		17,755		14,304

UNCOMMITTED BALANCES (JSF-2), represented by:
Net assets without donor restrictions	108,815		110,878
Net assets with donor restrictions (Note C)	3	108,818	-	110,878

TOTAL		$126,573		$125,182

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-2
ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
 Expressed in Thousands of US Dollars

	2025	2024
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note D)	$2,799	$3,271
From other sources	20	47

Total	2,819	3,318

EXPENSES
Technical assistance (Notes G and H)	(4,850)	(3,750)
Administrative expenses (Note H)	(32)	(29)

Total	(4,882)	(3,779)

DECREASE IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	(2,063)	(461)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE
From guarantees (Notes C and F)	3	–
From other sources	0	–

INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	3	–

DECREASE IN NET ASSETS	(2,060)	(461)

NET ASSETS AT BEGINNING OF PERIOD	110,878	112,123

NET ASSETS AT END OF PERIOD	$108,818	$111,662

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
 Expressed in Thousands of US Dollars

CASH FLOWS FROM OPERATING ACTIVITIES	2025	2024
Interest received on investments for liquidity purpose	$2,969	$3,390
Income from guarantees	1	–
Net cash received from other sources	20	47
Technical assistance disbursed	(1,375)	(349)
Administrative expenses paid	(52)	(51)

Net Cash Provided by Operating Activities	1,563	3,037

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	545,208	1,314,960
Purchases of investments for liquidity purpose	(546,877)	(1,322,050)

Net Cash Used in Investing Activities	(1,669)	(7,090)

Net Decrease in Due From Banks	(106)	(4,053)

Due from Banks at Beginning of Period	1,046	4,959

Due from Banks at End of Period	$940	$906

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-4

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The JSF reports donor’s contributed cash and other assets as support without donor restrictions when they are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

Contributions with donor-imposed limitations on the use of assets are reported as support with donor restrictions. These pertain to assets associated with the Japan Special Fund Innovative Finance Facility for Climate in Asia and the Pacific Partnership Facility (JSF IF-CAP). See Note C.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).
The FVs of ADB’s financial assets and liabilities are categorized as follows:
Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

JSF-4

continued

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments
In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—JSF IF-CAP Window (Donor-Restricted Fund)

In October 2024, the Board of Directors approved the establishment of the JSF IF-CAP Window as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to the IF-CAP Guarantee Mechanism. The government has also elected for any premium payable to them by OCR be deposited into the JSF IF-CAP Window for future obligations under the IF-CAP Guarantee Mechanism.

The following table provides a summary of financial information related to the JSF IF-CAP Window:

($ thousand)
30 June 2025
As of
Due from Banks	$1
Receivable from OCR (Note E)	2
Net Assets with Donor Restrictions	$3

For the Six Months Ended 30 June:	2025

Revenue from guarantees (Note F)	$3
Revenue from other sources	0
Total	$3

0 = Less than $500.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purposes held as of 30 June 2025 and 31 December 2024 were in US dollar time deposits.
Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held during the six months ended 30 June 2025, based on the portfolio held at the beginning and end of each month, was 4.5% (5.5% – 2024).

JSF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2025 and 31 December 2024 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 June 2025
Investments for liquidity purpose
Time deposits	$124,874	$–	$124,874	$–

31 December 2024
Investments for liquidity purpose
Time deposits	$123,205	$–	$123,205	$–

Time deposits are reported at cost, which approximates FV.

NOTE E—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are, at all times, used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

Guarantee premiums payable to the Government of Japan under the IF-CAP Guarantee Mechanism are settled by OCR through the JSF IF-CAP window and are recorded as Receivable from OCR in JSF. As of 30 June 2025, Receivable from OCR totaled $2,000 (nil — 31 December 2024), and was netted against Payable to OCR.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 June 2025 and 31 December 2024 are as follows:

($ thousand)
Payable to:	30 June 2025	31 December 2024
Ordinary capital resources—net	$6	$9
Technical Assistance Special Fund	8	68
Trust Fund	–	15

Total	$14	$92

NOTE F—REVENUE FROM GUARANTEES

For the six months ended 30 June 2025, revenue from guarantees in the JSF IF-CAP window totaled $3,000 (nil - 2024). See Note C.

NOTE G—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the six months ended 30 June 2025, two TA projects and one supplementary TA (one TA continued project and two supplementary TA – 2024) became effective resulting in a total TA expense of $4,850,000 ($3,750,000 – 2024).

JSF-4

continued

Undisbursed TA is denominated in US dollars and represents effective TA projects not yet disbursed and unliquidated. As of 30 June 2025, undisbursed TA totaled $17,741,000 ($14,192,000 – 31 December 2024), with no outstanding advances for TA ($2,000 – 31 December 2024) .
NOTE H—EXPENSES

Technical assistance

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year.

The details of TA expenses for the six months ended 30 June 2025 and 2024 are as follows:

	2025	2024
Consultants	$3,997	$2,850
Trainings and seminars	526	551
Studies	180	–
Other expenses	147	349
Total	$4,850	$3,750

Administrative expenses

Administrative expenses include salaries and benefits, which are incurred for management and general supporting activities. For the six months ended 30 June 2025, salaries and benefits totaled $32,000 ($29,000 – 2024).

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES
Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditure, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short- term investments.

As of 30 June 2025, the JSF’s general window1 has liquidity of $125,813,000 ($124,251,000 – 31 December 2024) consisting of DUE FROM BANKS of $939,000 ($1,046,000 – 31 December 2024) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $124,874,000 ($123,205,000 – 31 December 2024), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE J—SUBSEQUENT EVENTS
ADB has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF’s financial statements as of 30 June 2025.

1 Pertains to JSF’s unrestricted assets.

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2025 and 31 December 2024
Expressed in Thousands of US Dollars

	30 June		31 December
ASSETS	(Unaudited)		(Audited)

DUE FROM BANKS (Note I)		$14,837		$10,259

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I)
Time deposits		10,886		11,640

PROPERTY, FURNITURE, AND EQUIPMENT (Note D)
Property, Furniture, and Equipment	$4,053		$4,677
Less—allowance for depreciation	2,218	1,835	2,003	2,674

DUE FROM CONTRIBUTORS (Note F)		167		4,452

LONG-TERM GUARANTEE DEPOSITS (Note E)		984		908

OTHER ASSETS (Note G)		441		470

TOTAL		$29,150		$30,403

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accrued pension and postretirement
medical benefit costs	$3,575		$3,621
Asset reinstatement obligations (Note E)	1,383		1,275
Lease liability (Note E)	1,357		2,190
Others (Note H)	781	$7,096	1,463	$8,549

UNCOMMITTED BALANCES (ADBI-2), represented by:
Net assets without donor restrictions	21,017		20,631
Net assets with donor restrictions (Note G)	1,037	22,054	1,223	21,854

TOTAL		$29,150		$30,403

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
 Expressed in Thousands of US Dollars

	2025	2024
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$4,507	$5,286

REVENUE
From rental (Note G)	117	118
From investments for liquidity purpose (Note C)	243	305
From other sources—net (Notes G and H)	409	401

NET ASSETS RELEASED FROM ASSETS
WITH DONOR RESTRICTIONS (Note G)	198	114

Total	5,474	6,224

EXPENSES Administrative expenses (Notes G and H)	(3,835)	(4,027)
Program expenses (Note G)	(2,165)	(2,980)

Total	(6,000)	(7,007)

CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(526)	(783)

EXCHANGE GAINS (LOSSES)—net	1,299	(1,822)

TRANSLATION ADJUSTMENTS	(387)	(2)

INCREASE (DECREASE) IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	386	(2,607)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE FROM OTHER SOURCES (Note G)	12	345

NET ASSETS RELEASED TO ASSETS
WITHOUT DONOR RESTRICTIONS (Note G)	(198)	(114)

(DECREASE) INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(186)	231

INCREASE (DECREASE) IN NET ASSETS	200	(2,376)

NET ASSETS AT BEGINNING OF PERIOD	21,854	26,165

NET ASSETS AT END OF PERIOD	$22,054	$23,789

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
 Expressed in Thousands of US Dollars

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES Contributions received	$8,765	$10,297
Interest received on investments for liquidity purpose	246	310
Expenses paid	(6,673)	(7,282)
Others—net	545	(950)

Net Cash Provided by Operating Activities	2,883	2,375

CASH FLOWS FROM INVESTING ACTIVITIES Maturities of investments for liquidity purpose	143,703	161,062
Purchases of investments for liquidity purpose	(142,949)	(161,772)
Purchase of property, furniture, and equipment	–	(85)

Net Cash Provided by (Used in) Investing Activities	754	(795)

Effect of Exchange Rate Changes on Due from Banks	941	319

Net Increase in Due From Banks	4,578	1,899

Due From Banks at Beginning of Period	10,259	13,514

Due From Banks at End of Period	$14,837	$15,413

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-4

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.
The Institute reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

ADBI-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2025 and 31 December 2024 were in US dollar time deposits. ADB records time deposits on the settlement dates and all other investment securities on the trade date.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the six months ended 30 June 2025, based on the portfolio held at the beginning and end of each month, was 4.4% (5.5% – 2024).
Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2025 and 31 December 2024 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 June 2025
Investments for liquidity purpose
Time deposits	$10,886	$–	$10,886	$–

31 December 2024
Investments for liquidity purpose
Time deposits	$11,640	$–	$11,640	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT
As of 30 June 2025, property, furniture, and equipment totaled $1,835,000 ($2,674,000 – 31 December 2024), which consist of $37,000 for office furniture ($42,000 – 31 December 2024), $91,000 for office equipment ($94,000 – 31 December 2024), $181,000 for information system and software ($192,000 – 31 December 2024), and $1,526,000 for right-of-use asset relating to the Institute’s office lease ($2,346,000 – 31 December 2024). Additional information on right-of-use asset is provided in Note E.

ADBI-4

continued

NOTE E—LEASE
Right-of-use asset and Lease liability
The Institute’s right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating lease for the six months ended 30 June 2025 amounted to $972,000 ($988,000 – 2024). As of 30 June 2025, the right-of-use asset of $1,526,000 ($2,346,000 – 31 December 2024), which included prepaid rent of $170,000 ($156,000 – 31 December 2024), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $1,357,000 as of 30 June 2025 ($2,190,000 – 31 December 2024) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

The Institute’s lease agreement for its office space was renewed until 31 March 2026. The Institute’s sublease agreement for a part of its office space was also renewed accordingly. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

Long-term guarantee deposits
The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2023. As of 30 June 2025, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute’s Statement of Financial Position amounted to $984,000 ($908,000 – 31 December 2024).
Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 30 June 2025, asset reinstatement obligations amounted to $1,383,000 ($1,275,000 – 31 December 2024) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.
NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB’s member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets at date of commitment.

Contributions committed and received during the six months ended 30 June 2025 and 2024 are as follows:

(in thousands)
	Amount of commitment		Commitment
Donor	LC	USD[a]	date	Receipt date
Government of Japan
46th contribution	¥504,777	$3,507	June 2025	June 2025
45th contribution	¥672,069	$4,285	December 2024	January 2025
44th contribution	¥672,070	$4,286	May 2024	June 2024
43rd contribution	¥743,069	$5,268	December 2023	January 2024
Government of Republic of Korea 3rd installment of the 6th contribution		$1,000	May 2025	May 2025
1st installment of the 6th contribution		$1,000	May 2024	May 2024
LC = local currency, USD = US dollar.
a The USD equivalent of Japan’s contributions is valued at exchange rate at date of commitment.

ADBI-4

continued

NOTE G—REVENUE AND EXPENSES
Revenue from rental
Revenue from rental totaled $117,000 for the six months ended 30 June 2025 ($118,000 – 2024). This pertains to the sublease rental income received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm’s length. See Note H.
Revenue from other sources
Revenue from other sources include service fees to OCR (See Note H), fees from honorariums, publication royalties, and grants from private donors and other government agencies.

Grants received from private donors and other government agencies for a specific purpose or program are classified as support with donor restrictions. No grants were committed during the six months ended 30 June 2025 ($333,000 – 2024).

As of 30 June 2025, receivable from private donors totaled $292,000 ($292,000 – 31 December 2024) and is included in OTHER ASSETS. The net assets with donor restrictions including net accumulated interest income totaled $1,037,000 as of 30 June 2025 ($1,223,000 – 31 December 2024) and are restricted for
(i) the city-wide inclusive sanitation program expenses and program activities that enhance climate resilience in the Asia-Pacific region, and (ii) research and capacity development activities on climate-resilient agriculture and food security in the same region.
Net assets released to assets without donor restrictions amounted to $198,000 during the six months 30 June 2025 ($114,000 – 2024) which have satisfied the conditions specified by the donors.
Administrative expenses
Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the six months ended 30 June 2025 and 2024:

($ thousand)
	2025	2024

Salaries and benefits	$1,883	$2,126
Office and occupancy[a]	1,213	1,238
External services	460	395
Travel	161	220
Other expenses	118	48
Total Administrative Expenses	$3,835	$4,027
a Includes operating lease expense (Note E).

ADBI-4

continued

Program expenses
Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute.
The following table summarizes program expenses for the six months ended 30 June 2025 and 2024:
($ thousand)
	2025	2024
Trainings and seminars	$1,688	$2,424
Consultants	477	556
Total Program Expenses	$2,165	$2,980

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Health Benefit Plan for Retirees. The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute’s liquid assets. For the six months ended 30 June 2025, the calculated service fee was $10,000 ($11,000 – 2024) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the six months ended 30 June 2025, the revenue from the sublease rental amounted to $117,000 ($118,000 – 2024). See Note G.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $377,000 at 30 June 2025 ($715,000 – 31 December 2024). The payable resulted from transactions in the normal course of business.

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES
Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 30 June 2025, the Institute has liquidity of $25,723,000 ($21,899,000 – 31 December 2024) consisting of DUE FROM BANKS of $14,837,000 ($10,259,000 – 31 December 2024) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $10,886,000 ($11,640,000 – 31 December 2024), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute’s uncommitted balance.
NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute’s condensed financial statements as of 30 June 2025.

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2025 and 31 December 2024
Expressed in Thousands of US Dollars

ASSETS	30 June (Unaudited)	31 December (Audited)
DUE FROM BANKS (Note G)	$965	$1,019
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G) Time deposits	11,767	14,461
ACCRUED REVENUE	65	79
ADVANCES FOR TECHNICAL ASSISTANCE (Note E)	51	107
OTHER ASSETS (Note D)	–	1
TOTAL	$12,848	$15,667

LIABILITIES AND UNCOMMITTED BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$119		$234
Accrued Expenses	–	$119	20	$254
UNDISBURSED TECHNICAL ASSISTANCE (Note E)		10,845		13,857
TOTAL LIABILITIES		10,964		14,111
UNCOMMITTED BALANCES (RCIF-2), represented by: Net assets without donor restrictions		1,884		1,556
TOTAL		$12,848		$15,667
The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-2

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
 Expressed in Thousands of US Dollars

	2025	2024
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$291	$531
From other sources	0	4
Total	291	535
EXPENSES
Technical assistance—net (Notes E and F)	177	131
Administrative and financial expenses (Notes D and F)	(142)	(187)
Total	35	(56)
REVENUE IN EXCESS OF EXPENSES	326	479
EXCHANGE GAINS (LOSSES)—net	2	(8)
INCREASE IN NET ASSETS	328	471
NET ASSETS AT BEGINNING OF PERIOD	1,556	639
NET ASSETS AT END OF PERIOD	$1,884	$1,110
0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Thousands of US Dollars

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES Interest received on investments for liquidity purpose	$305	$552
Cash received from other sources	0	4
Technical assistance disbursed	(2,868)	(3,645)
Administrative and financial expenses paid	(185)	(244)
Net Cash Used in Operating Activities	(2,748)	(3,333)
CASH FLOWS FROM INVESTING ACTIVITIES Maturities of investments for liquidity purpose	110,350	257,430
Purchases of investments for liquidity purpose	(107,656)	(255,482)
Net Cash Provided by Investing Activities	2,694	1,948
Net Decrease in Due From Banks	(54)	(1,385)
Due from Banks at Beginning of Period	1,019	2,309
Due from Banks at End of Period	$965	$924

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-4
ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements, and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

RCIF-4

continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2025 and 31 December 2024 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2025, based on the portfolio held at the beginning and end of each month, was 4.5% (5.5% – 2024).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2025 and 31 December 2024 is as follows:

($ thousand)
		Fair Value Measurements
30 June 2025	Total	Level 1	Level 2	Level 3

Investments for liquidity purpose
Time deposits	$11,767	$–	$11,767	$–

31 December 2024
Investments for liquidity purpose
Time deposits	$14,461	$–	$14,461	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 30 June 2025, all service fees pertain to the administration of TA projects. See Note F for service fees during the six months ended 30 June 2025 and 2024.

RCIF-4
continued

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER
 LIABILITIES as of 30 June 2025 and 31 December 2024 are as follows:

($ thousand)

	30 June 2025	31 December 2024

Receivable from:
Trust Funds	$-	$1
Total	$-	$1

Payable to:
Ordinary capital resources—net	$23	$75
Technical Assistance Special Fund—net	93	154
Trust Funds	4	4
Total	$119	$234

Note: Numbers may not sum precisely because of rounding.

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the six months ended 30 June 2025, no TA project (two TA projects totaling $450,000 – 2024) became effective. Undisbursed TA reversed as reduction in TA expenses totaled $177,000 ($581,000 – 2024) during the period, resulting in total TA expense of -$177,000 (-$131,000 – 2024)

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. The undisbursed TA of $10,845,000 as of 30 June 2025 ($13,857,000 – 31 December 2024), includes $51,000 ($107,000 – 31 December 2024) of advances for TA.
NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the six months ended 30 June 2025 and 2024 are as follows:

($ thousand)
	2025	2024
Consultants	$–	$325
Trainings and seminars	–	110
Other expenses[a]	(177)	(566)
Total	$(177)	$(131)

a Net of undisbursed TA reversed as reduction in TA expenses (See Note E).

RCIF-4
continued

Administrative and financial expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. The table below summarizes administrative and financial expenses for the six months ended 30 June 2025 and 2024:

($ thousand)
	2025	2024
Service fees to OCR (Note D)	$142	$186
Financial expenses	0	1
Total	$142	$187
0 = Less than $500.

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2025, the RCIF has liquidity of $12,732,000 ($15,480,000 – 31 December 2024) consisting of DUE FROM BANKS of $965,000 ($1,019,000 – 31 December 2024) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $11,767,000 ($14,461,000 – 31 December 2024), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF’s condensed financial statements as of 30 June 2025.

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2025 and 31 December 2024
Expressed in Thousands of US Dollars

	30 June	31 December
	(Unaudited)	(Audited)
ASSETS

DUE FROM BANKS (Note G)	$1,037	$1,059

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)
Time deposits	22,856	24,790

ACCRUED REVENUE	130	158

ADVANCES UNDER TECHNICAL ASSISTANCE
AND GRANTS (Note E)	541	278

OTHER ASSETS	13	3

TOTAL	$24,577	$26,288

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$226		$344
Accrued expenses	64	$290	312	$656

UNDISBURSED TECHNICAL ASSISTANCE
AND GRANTS (Note E)		12,257		13,274

TOTAL LIABILITIES		12,547		13,930

UNCOMMITTED BALANCES (CCF-2), represented by:
Net assets without donor restrictions		12,030		12,358

TOTAL		$24,577		$26,288
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Thousands of US Dollars

	2025	2024
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	538	811
From other sources	20	31

Total	558	842
EXPENSES
Technical assistance (Notes E and F)	37	(400)
Grants (Note E)	(900)	(2,000)
Administrative and other expenses (Notes D and F)	(23)	(812)
Total	(886)	(3,212)

DECREASE IN NET ASSETS	(328)	(2,370)

NET ASSETS AT BEGINNING OF PERIOD	12,358	14,550

NET ASSETS AT END OF PERIOD	$12,030	$12,180
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-3
ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Thousands of US Dollars

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	566	843
Cash received from other activities	20	31
Technical assistance and grants disbursed	(2,232)	(2,614)
Administrative and other expenses paid	(310)	(664)

Net Cash Used in Operating Activities	(1,956)	(2,404)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	164,615	369,203
Purchases of investments for liquidity purpose	(162,681)	(368,245)

Net Cash Provided by Investing Activities	1,934	958

Net Decrease in Due From Banks	(22)	(1,446)

Due from Banks at Beginning of Period	1,059	2,098

Due from Banks at End of Period	$1,037	$652

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

CCF-4
continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2025 and 31 December 2024 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2025, based on the portfolio held at the beginning and end of each month, was 4.5% (5.5% – 2024).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2025 and 31 December 2024 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 June 2025
Investments for liquidity purpose
Time deposits	$22,856	$–	$22,856	$–

31 December 2024
Investments for liquidity purpose
Time deposits	$24,790	$–	$24,790	$–

Time deposits are reported at cost, which approximates FV.
NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is set at 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the six months ended 30 June 2025 and 2024.

CCF-4
continued

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 June 2025 and 31 December 2024 are as follows:

($ thousand)

Payable to:	30 June 2025	31 December 2024
Ordinary capital resources—net	$39	$62
Technical Assistance Special Fund—net	187	265
Trust Funds	-	17
Total	$226	$344

NOTE E—TECHNICAL ASSISTANCE, GRANTS, AND UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS

Technical assistance (TA) and grants are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project or grant, any undisbursed committed balance is reversed. TA or grant expenses are also reversed accordingly.

During the six months ended 30 June 2025, no TA project became effective (one TA project amounting to $400,000 – 2024). Undisbursed TA reversed as reduction in TA expenses totaled $37,000 (nil – 2024). Additionally, one grant (three – 2024) became effective, resulting in total grant expense of $900,000 ($2,000,00 – 2024).

Undisbursed TA or grants are denominated in US dollars and represent effective TA projects or grants not yet disbursed and unliquidated. As of 30 June 2025, undisbursed TA totaled $9,084,000 ($10,974,000 – 2024), which includes $7,000 ($6,000 – 2024) of advances for TA, while undisbursed grants totaled $3,173,000 ($2,300,000 – 31 December 2024), including $534,000 ($272,000 – 31 December 2024) of advances for grants.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the six months ended 30 June 2025 and 2024 is as follows:

($ thousand)

	2025	2024
Consultants	$–	$369
Studies	–	8
Other expenses—net	(37)[a]	23
Total	$(37)	$400
a Undisbursed TA reversed as reduction in TA expenses (See Note E).

CCF-4
continued

Administrative and other expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. Other expenses include direct charges for project-related and operational-related expenses that are not part of a TA and/or part of an investment project.

The following table summarizes administrative and other expenses for the six months ended 30 June 2025 and 2024:

($ thousand)
	2025	2024
Administrative expenses
Service fees to OCR (Note D)	$93	$129
Other expenses
Direct charges
Consultants	(92)	670
Studies	22	13
Total	$23	$812

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2025, the CCF has liquidity of $23,893,000 ($25,849,000 – 31 December 2024) consisting of DUE FROM BANKS of $1,037,000 ($1,059,000 – 31 December 2024) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $22,856,000 ($24,790,000 – 31 December 2024), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS
ADB has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF’s condensed financial statements as of 30 June 2025.

APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2025 and 31 December 2024
Expressed in Thousands of US Dollars

ASSETS	30 June (Unaudited)	31 December (Audited)
DUE FROM BANKS (Note H)	$1,504	$2,840

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H) Time deposits	25,827	31,643

ACCRUED REVENUE	111	174

ADVANCES FOR GRANTS (Note E)	7,500	2,800

TOTAL	$34,942	$37,457

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$60		$266
Accrued expenses	73	$133	20	$286

UNDISBURSED GRANTS (Note E)		7,500		2,800

TOTAL LIABILITIES		7,633		3,086

UNCOMMITTED BALANCES (APDRF-2, Note F), represented by: Net assets without donor restrictions		27,309		34,371

TOTAL		$34,942		$37,457
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Thousands of US Dollars

	2025	2024
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$–	$15,000

REVENUE
From investments for liquidity purpose (Note C)	621	1,255
From other sources	14	30

Total	635	16,285

EXPENSES
Grants—net (Note E)	(7,500)	(2,603)
Administrative and other expenses (Notes D and G)	(197)	(80)

Total	(7,697)	(2,683)

(DECREASE) INCREASE IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	(7,062)	13,602

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

TRANSFER OF RESIDUAL FUNDS TO JFPR (Note F)	–	(27,250)

DECREASE IN NET ASSETS
WITH DONOR RESTRICTIONS	–	(27,250)

DECREASE IN NET ASSETS	(7,062)	(13,648)

NET ASSETS AT BEGINNING OF PERIOD	34,371	47,013

NET ASSETS AT END OF PERIOD	$27,309	$33,365
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Thousands of US Dollars

	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Transfer of residual funds to JFPR	$(267)	$–
Contributions received	–	15,000
Interest received on investments for liquidity purpose	684	1,284
Cash received from other sources	14	30
Grants disbursed	(7,500)	(3,300)
Administrative and other expenses paid	(83)	(44)

Net Cash (Used in) Provided by Operating Activities	(7,152)	12,970

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	350,809	949,302
Purchases of investments for liquidity purpose	(344,993)	(970,786)

Net Cash Provided by (Used in) Investing Activities	5,816	(21,484)

Net Decrease in Due From Banks	(1,336)	(8,514)

Due from Banks at Beginning of Period	2,840	9,722

Due from Banks at End of Period	$1,504	$1,208

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-4

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024 (Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

The APDRF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

APDRF-4
continued

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2025 and 31 December 2024 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2025, based on the portfolio held at the beginning and end of each month, was 4.5% (5.5% – 2024).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2025 and 31 December 2024 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 June 2025
Investments for liquidity purpose
Time deposits	$25,827	$–	$25,827	$–

31 December 2024
Investments for liquidity purpose
Time deposits	$31,643	$–	$31,643	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently set at 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the six months ended 30 June 2025 and 2024.

APDRF-4
continued

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 June 2025 and 31 December 2024 are as follows:

($ thousand)
	30 June 2025	31 December 2024
Payable to:
Ordinary capital resources	$60	$–
JFPR (Note F)	–	266
Total	$60	$266
JFPR = Japan Fund for Prosperous and Resilient Asia and the Pacific.

NOTE E—GRANTS AND RELATED UNDISBURSED GRANTS

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, the corresponding undisbursed balance, if any, is reversed as reduction in Grants expense. During the six months ended 30 June 2025, four grants (one grant – 2024) became effective resulting in a total Grants expense of $7,500,000 ($2,603,000 – 2024). There were no undisbursed grants that were reversed as a reduction in grant expense during the period ($197,000 – 2024).

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $7,500,000 as of 30 June 2025 ($2,800,000 – 31 December 2024), includes $7,500,000 ($2,800,000 – 31 December 2024) of advances for grants.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

Contributions received for specific purpose or grant programs are classified as support with donor restrictions. In May 2020, the Government of Japan contributed $75,000,000 to the APDRF, valid for two years, earmarked for ADB’s response to the coronavirus disease (COVID-19) pandemic. In July 2023, the government requested ADB to transfer the unused remaining balance of its contributions to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR), resulting in an initial transfer of $27,000,000 in August 2024, and a final transfer of $267,000 in June 2025 to JFPR.

Uncommitted balances comprise amounts which have not been committed by APDRF as of 30 June 2025 and 31 December 2024.

NOTE G—ADMINISTRATIVE AND OTHER EXPENSES

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. Other Expenses include direct charges of consultants engaged under the second window of APDRF to provide a speedy post-disaster technical support.

APDRF-4
continued

The following table summarizes administrative and other expenses for the six months ended 30 June 2025 and 2024:

($ thousand)
	2025	2024
Administrative expenses
Service fees to OCR (Note D)	$56	$80
Other expenses
Direct charges
Consultants	141	0

Total	$197	$80

0 = Less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, APDRF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2025, APDRF has liquidity of $27,331,000 ($34,483,000 – 31 December 2024) consisting of DUE FROM BANKS of $1,504,000 ($2,840,000 – 31 December 2024) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $25,827,000 ($31,643,000 – 31 December 2024), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF’s financial statements as of 30 June 2025.

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2025 and 31 December 2024
Expressed in Thousands of US Dollars

	30 June	31 December
	(Unaudited)	(Audited)
ASSETS
DUE FROM BANKS (Note H)	$411	$557
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H) Time deposits	9,490	10,458
ACCRUED REVENUE	44	53
DUE FROM CONTRIBUTORS (Note F)	2,929	-
ADVANCES FOR TECHNICAL ASSISTANCE (Note E)	-	8

TOTAL	$12,874	$11,076

LIABILITIES AND UNCOMMITTED BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$34		$21
Accrued Expenses	–	$34	20	$41
UNDISBURSED TECHNICAL ASSISTANCE (Notes E and G)		8,606		9,830
TOTAL LIABILITIES		8,640		9,871
UNCOMMITTED BALANCES (FSDPSF-2), represented by: Net assets without donor restrictions		4,234		1,205

TOTAL		$12,874		$11,076
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-2

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Thousands of US Dollars

	2025	2024
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS
CONTRIBUTIONS (Note F)	$2,824	$-
REVENUE
From investments for liquidity purpose (Note C)	223	303
From other sources	4	14
Total	3,051	317
EXPENSES
Technical assistance—net (Notes E and G)	(62)	(1,866)
Administrative and financial expenses (Notes D and G)	(65)	(53)
Total	(127)	(1,919)
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	2,924	(1,602)
EXCHANGE GAIN (LOSSES)—net	105	(38)
INCREASE (DECREASE) IN NET ASSETS	3,029	(1,640)
NET ASSETS AT BEGINNING OF PERIOD	1,205	4,894

NET ASSETS AT END OF PERIOD	$4,234	$3,254
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Six Months Ended 30 June 2025 and 2024
Expressed in Thousands of US Dollars

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$–	$2,170
Interest received on investments for liquidity purpose	232	310
Cash received from other sources	4	14
Technical assistance disbursed	(1,267)	(972)
Administrative and financial expenses paid	(83)	(71)
Net Cash (Used in) Provided by Operating Activities	(1,114)	1,451
CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	106,364	184,983
Purchases of investments for liquidity purpose	(105,396)	(188,293)
Net Cash Provided by (Used in) Investing Activities	968	(3,310)
Net Decrease in Due From Banks	(146)	(1,859)
Due from Banks at Beginning of Period	557	2,262
Due from Banks at End of Period	$411	$403

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-4
ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six Months Ended 30 June 2025 and 2024
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2024 audited financial statements, and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six months ended 30 June 2025 and 2024 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

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Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 June 2025 and 31 December 2024 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the six months ended 30 June 2025, based on the portfolio held at the beginning and end of each month, was 4.5% (5.5% – 2024).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 June 2025 and 31 December 2024 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
30 June 2025
Investments for liquidity purpose
Time deposits	$9,490	$–	$9,490	$–

31 December 2024
Investments for liquidity purpose
Time deposits	$10,458	$–	$10,458	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. As of 30 June 2025, all service fees pertain to the administration of TA projects. See Note G for service fees during the six months ended 30 June 2025 and 2024.

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The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 June 2025 and 31 December 2024 are as follows:

($ thousand)

	30 June 2025	31 December 2024
Payable to:
Ordinary capital resources–net	$26	$14
Technical Assistance Special Fund–net	8	7
Total	$34	$21

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the six months ended 30 June 2025, one TA project and two supplementary TAs (two TA projects and four supplementary TAs – 2024) became effective resulting in a total TA expense of $62,000 ($1,866,000 – 2024), net of $712,000 ($34,000 – 2024) undisbursed TA reversed as reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. The undisbursed TA of $8,606,000 as of 30 June 2025 (9,830,000 – 31 December 2024), includes nil ($8,000 – 31 December 2024) advances for TA.

NOTE F—CONTRIBUTIONS

In May 2025, the Government of Luxembourg committed a contribution of €2,500,000 (equivalent to $2,800,000 at the time of commitment), which was transferred to the FSDPSF in July 2025.

NOTE G—EXPENSES

Technical assistance–net

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the six months ended 30 June 2025 and 2024 are as follows:

($ thousand)

	2025	2024
Consultants	$617	$1,418
Trainings and Seminars	25	222
Studies	5	10
Other expenses–net[a]	(585)[a]	216
Total	$62	$1,866

a Net of undisbursed TA reversed as reduction in TA expenses (See Note E).

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Administrative expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. The table below summarizes the administrative and financial expenses for the six months ended 30 June 2025 and 2024.

($ thousand)
	2025	2024
Service fees to OCR (Note D)	$64	$52
Financial expenses	0	1
Total	$65	$53

0 = Less than $500. Numbers may not sum precisely because of rounding.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 30 June 2025, FSDPSF has liquidity of $9,901,000 ($11,015,000 – 31 December 2024) consisting of DUE FROM BANKS of $411,000 ($557,000 – 31 December 2024) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $9,490,000 ($10,458,000 – 31 December 2024), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 June 2025 through 19 August 2025, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF’s condensed financial statements as of 30 June 2025.